
st.george



06010518



17 January 2006

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549

Attention: SEC Filing Desk

Dear Sir


SUPPL

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- St.George Bank AGM
- Dividend Reinvestment Plan
- Change of Directors' Interest
- St.George Bank Off-Market Buy-Back
- Appendix 3B x 2
- ASIC Notice

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

NOT FOR DISTRIBUTION OR RELEASE INTO CANADA


RECEIVED
JAN 2 6 2006
199
st.george


news
release

16 December 2005

St.George Announces $300 million Off-Market Share Buy-Back

St.George Bank Limited today announced an off-market buy-back tender of up to $300 million to be completed in February 2006.

Under the buy-back process, eligible shareholders will be able to tender St.George ordinary shares at discounts from 8 per cent to 14 per cent inclusive (at 1 per cent intervals) to the Market Price[1] and/or as a Final Price Tender[2]. The final buy-back price will be determined based on the tenders lodged by eligible shareholders and the Market Price.

The buy-back forms part of St.George's capital management program for 2006, which will include:

- the exercise of St.George's right to convert $300 million of PRYMES into ordinary shares at the reset date on 21 February 2006;
- the completion of the buy-back of up to $300 million of ordinary shares on 21 February 2006; and
- the issue of a new Tier 1 capital instrument to raise approximately $300 million. St.George intends to finalise the details of the new Tier 1 capital instrument following the release of APRA's draft Prudential Standards in relation to Tier 1 Capital and intends to complete the issue by 30 June 2006. It has not been determined whether this instrument will be classified as innovative or non-innovative under APRA's proposed new guidelines.

The PRYMES conversion and the buy-back will result in St.George's Tier 1 capital ratio being slightly below its target range of 7.0 per cent to 7.5 per cent until the issue of the new Tier 1 capital instrument. APRA has confirmed that they have no objection to St.George's Tier 1 capital ratio being slightly below its target range for this short period. St.George's total capital ratio is expected to remain above the 10 per cent minimum required by APRA at all times.

Chief Financial Officer, Steve McKerihan said that; "These initiatives are aimed at optimising the level and mix of the Group's capital base in order to support its growth and reduce overall funding costs.

"The Board has considered the various capital management alternatives available to St.George and believes that it is in the best interests of St.George and its shareholders to pursue the off-market share buy-back as a component of St.George's capital management program.

---

1 'Market Price' means the volume weighted average price of St.George ordinary shares on the ASX over the five trading days up to and including Friday, 17 February 2006, the closing date of the buy-back (as defined in the buy-back booklet to exclude not at-market trades).

2 A 'Final Price Tender' means a tender in which the shareholder elects to receive the final buy-back price, as determined through the buy-back tender process.

"In the Board's opinion, the buy-back represents the most value enhancing way of returning capital to shareholders and is expected to address the earnings per share dilution resulting from the conversion of PRYMES. The positive impact on earnings per share from the buy-back will be enhanced as the buy-back price will be at a discount of at least 8 per cent to the prevailing market price," Mr McKerihan said.

For some participating shareholders, depending on their individual circumstances, the after-tax proceeds from participating in the buy-back may be greater than a sale of their shares on-market. Those who continue to hold St.George shares after the buy-back are expected to benefit from St.George maintaining an efficient capital structure and the increased earnings per share resulting from the buy-back.

Although the buy-back will result in a reduction in St.George's franking credits, the Board expects that St.George will continue to be in a position to fully frank its ordinary dividends for the foreseeable future.

Shareholders who are residents of Canada will not be eligible to participate in the buy-back. In addition, restricted employee shares are not eligible to be tendered into the buy-back.

The Australian Taxation Office has agreed that the buy-back price will comprise two components for Australian tax purposes, namely:

- a capital component of $6.54; and
- a fully franked dividend component equal to the difference between the final buy-back price and $6.54.

For the purpose of capital gains tax calculations, the capital proceeds that shareholders (other than corporate tax entities) will receive on disposal of their shares under the buy-back will be $6.54 plus an amount equal to the excess of the Tax Value[3] over the final buy-back price. St.George does not intend to buy back shares at a price that exceeds the Tax Value.

The terms and conditions of the buy-back will be detailed in a booklet to be sent to eligible shareholders by 16 January 2006. The booklet cannot be sent to shareholders who are residents of Canada. The buy-back timetable is outlined in the attached annexure.

Further information is available on our website at www.stgeorge.com.au/buy-back. Shareholders should seek their own professional advice (including tax advice) about the implications of participating in the buy-back.

Further information

Media:
Jeremy Griffith
General Manager – Corporate Relations
Ph. 61 (0) 2 9236 1328
Email: griffithj@stgeorge.com.au

Investors/Analysts:
Sean O'Sullivan
Head of Investor Relations
Ph. 61 (0) 2 9236 3618
Email: osullivans@stgeorge.com.au

[3] A methodology for arriving at the Tax Value proposed by St.George has been accepted by the Australian Taxation Office in accordance with Tax Determination TD 2004/22. The Tax Value will be $28.21, adjusted by the movement in the S&P/ASX 200 Financials-x-Property Trusts Index from the commencement of trading on 16 December 2005 to the close of trading on 17 February 2006. If this index adjustment is not reflective of the movement in St.George's share price over the relevant period, then St.George may approach the ATO and apply for a more appropriate adjustment index.

Annexure

Timetable *

Buy-back announced	Friday, 16 December 2005
Shares quoted ex-entitlement to participate in the buy-back [1]	Wednesday, 21 December 2005
Record date for determination of shareholders entitled to participate in the buy-back	Thursday, 29 December 2005
Cut-off date for franking entitlements under 45-day rule [2]	Friday, 6 January 2006
Mailing of buy-back documents to shareholders completed	Monday, 16 January 2006
Tender period opens	Monday, 30 January 2006
Tender period closes at 7.00 pm (Sydney time)	Friday, 17 February 2006
Announcement of buy-back price and any scale back	Tuesday, 21 February 2006
Conversion of PRYMES to ordinary shares	Tuesday, 21 February 2006
Dispatch/crediting of buy-back proceeds to participating shareholders completed	Wednesday, 1 March 2006

* St.George may vary these dates by announcement to the ASX, although this is not currently anticipated.

Notes:

1 *Shares acquired on the ASX on or after this date will generally not confer an entitlement* to participate in the buy-back.

2 This assumes that the shares are bought back and the announcement of the buy-back price and any scale back occurs on 21 February 2006.

PRYMES conversion

In the week beginning 19 December 2005, St.George will be sending official conversion notices and a letter to holders of PRYMES explaining details of the proposed conversion of PRYMES to ordinary shares. The PRYMES will convert to ordinary shares on 21 February 2006.

Other relevant information

- The '45-day rule' generally requires that shares must be held 'at risk' for a minimum of 45 days to qualify for the benefit of franking credits and tax offsets. Provided that a participating shareholder tenders shares (which were acquired before 21 December 2005) into the buy-back and had no other arrangements which give rise to a material diminution of the risk of loss or opportunities for gain in relation to such shares, the benefits of franking credits and tax offsets should be available in respect of the dividend component of the buy-back price.
- The Australian Taxation Office has agreed that shareholders will be able to acquire additional St.George shares on the ASX on or after the ex-entitlement date on Wednesday, 21 December 2005 (on an ex-entitlement basis) without jeopardising their ability to claim franking credits on shares tendered into the buy-back.
- An exemption from the 45-day rule may be available to certain taxpayers. Shareholders should seek advice as to the taxation consequences for them participating in the buy-back.
- St.George reserves the right to vary the size of the buy-back. Furthermore, St.George may buy back any lesser amount of capital, or no shares at all, or may terminate the buy-back or vary the timetable by announcement to the ASX.
- Shares issued pursuant to St.George's dividend reinvestment plan in relation to the 2005 final year dividend will be issued prior to the record date for the buy-back (29 December 2005) and will therefore be entitled to be tendered into the buy-back.
- In addition, holders of restricted St.George employee shares will not be entitled to tender those shares into the buy-back.

Important notice

This buy-back is not available to residents of, and this document is not to be distributed into, Canada. Buy-back documents, including the booklet describing the terms and conditions of the buy-back and tender forms, when issued, will not be distributed or sent into Canada.

This media release, which relates to the St.George off-market buy-back tender, does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase, any securities in any jurisdiction, nor shall it or the fact of its distribution be relied on in connection with any contract. No indications of interest in the buy-back are sought by this media release. Shareholders who are residents of Canada, or persons who are acting for the account or benefit of a resident of Canada, will not be eligible to participate in the off-market buy-back described in this media release.

Rule 3.8A


SEC MAIL
PROCESSING
RECEIVED
JAN 2 6 2006
WASH, D.C.
199
SECTION

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
St.George Bank Limited	**92 055 513 070**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**Selective buy-back on equal access buy-back conditions (as modified)**
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	**Ordinary**
3	Voting rights *(eg, one for one)*	**One for one**
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	**Fully paid**
5	Number of shares in the +class on issue	**521,344,784**
6	Whether shareholder approval is required for buy-back	**No**
7	Reason for buy-back	**To allow St.George to maintain an efficient capital structure**

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	**See announcement dated 16 December 2005. Further information will be provided in a buy-back booklet to be lodged with the ASX prior to dispatch to shareholders**

On-market buy-back

9	Name of broker who will act on the company's behalf	
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	
13	If the company intends to buy back shares if conditions are met - those conditions	

Employee share scheme buy-back

14	Number of shares proposed to be bought back	
15	Price to be offered for shares	

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	
17	Number of shares proposed to be bought back	
18	Price to be offered for shares	

Equal access scheme

19	Percentage of shares proposed to be bought back	**The percentage of shares to be bought back is not presently known and will depend on the final buy-back price and the amount determined to be bought back by St.George. St.George is proposing to buy-back approximately $300 million worth of its shares, but this amount may be varied depending on demand.**
20	Total number of shares proposed to be bought back if all offers are accepted	**The total number of shares to be bought back is not presently known and will depend on the final buy-back price and the amount determined to be bought back by St.George. St.George is proposing to buy-back approximately $300 million worth of its shares, but this amount may be varied depending on demand.**
21	Price to be offered for shares	**The price will be determined by a tender process resulting in a price which is at a discount of between 8% to 14% inclusive to the Market Price (as defined in the booklet).**
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	**29 December 2005**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

+ See chapter 19 for defined terms.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 16/12/2005

Print name: Michael Bowan

= = = = =

+ See chapter 19 for defined terms.


SEC MAIL PROCESSING
RECEIVED
JAN 2 6 2006
WASH, D.C. 199 SECTION

St.George off-market share buy-back

December 2005

THESE MATERIALS ARE NOT FOR DISTRIBUTION OR RELEASE INTO CANADA




Disclaimer

This buy-back is not available to residents of, and this document is not to be distributed into, Canada. Buy-back documents, including the booklet describing the terms and conditions of the buy-back and tender forms, when issued, will not be distributed or sent into Canada.

This presentation, which relates to the St.George off-market buy-back tender, does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase, any securities in any jurisdiction, nor shall it or the fact of its distribution be relied on in connection with any contract. No indications of interest in the buy-back are sought by this presentation. Shareholders who are residents of Canada, or persons who are acting for the account or benefit of a resident of Canada, will not be eligible to participate in the off-market buy-back described in this presentation.

In addition, holders of restricted St.George employee shares will not be entitled to tender those shares into the off-market buy-back described in this presentation.



Capital management program for FY2006

- *St.George's capital management program for FY2006 includes:*
  - conversion of $300 million of PRYMES into ordinary shares on 21 February 2006
  - Buy -Back of up to $300 million of ordinary shares on 21 February 2006
  - issue of new Tier 1 capital by 30 June 2006 to raise approximately $300 million (form and timing to be finalised after release by APRA of draft Prudential Standards). It has not been determined whether the instrument will be classified as innovative or non-innovative under APRA's proposed new guidelines
- These initiatives are aimed at optimising the level and mix of the Group's capital base in order to support its growth and reduce overall funding costs
- Conversion of PRYMES facilitates their removal from St.George's capital structure and replacement with a new Tier 1 capital instrument
- The Buy -Back represents a value enhancing way of returning capital to shareholders and is expected to address the earnings per share dilution resulting from the conversion of PRYMES and the gradual increase in St.George's share count over time



Key features

Target size	• Up to $300 million (around 2%) of St.George's ordinary shares • St.George may vary the size of the Buy -Back
Tender Discount range	• Discount range from 8% to 14% inclusive (at 1% intervals) to the Market Price • Market Price is calculated as the VWAP[1] of St.George shares over the five days up to and including the Closing Date (17 February 2006)
Buy-Back Price	• *To be determined by the tender process* • $6.54 capital component • Balance of Buy -Back Price treated as a fully franked dividend for Australian tax purposes[2]
Eligibility to Participate	• Shares acquired before the Buy -Back ex-date (21 December 2005) and held on the Buy - Back Record Date (29 December 2005) • Residents of Canada and other Excluded Foreign Persons are not eligible to participate • Restricted Employee Shares are not eligible to to be tendered
Timetable	• 3 week tender period opens 30 January 2006 and closes 7pm, 17 February 2006

[1] *VWAP means the volume weighted average price of St.George shares sold on the ASX (excluding not at-market trades).*

[2] If the Buy-Back Price is higher than the Tax Value, a portion of the divide nd equal to the difference between the Buy-Back Price and the Tax Value would be deemed to be unfrankable. However, as St.George intends to set the Buy-Back Price at a discount of at least 8% to the Market Price, this is not expected to occur.



Benefits of the off-market Buy-Back

Benefits all shareholders	• Both participating and non-participating shareholders benefit • For some shareholders, depending on their individual circumstances, the after-tax proceeds from participating in the Buy -Back may be greater than a sale of their shares on-market • Shareholders who continue to hold shares will benefit from St.George maintaining an efficient capital structure and expected increased EPS
EPS	• The precise impact of the Buy -Back on EPS cannot be determined until the Buy - Back Price and the size of the Buy -Back are finalised • The reduction in capital and the number of shares on issue is expected to offset EPS dilution from the conversion of PRYMES • The impact on EPS is expected to be enhanced through the purchase of Shares at a discount of at least 8% to the Market Price and completion ofthe Buy -Back at the same time as conversion of the PRYMES
Choice and flexibility	• Eligible shareholders may choose whether to participate, the number of Shares to tender and the discount at which to tender those Shares
Other benefits	• No need to appoint a broker and brokerage should not be payable • Tenders can be made as Final Price Tenders, ensuring participation to some extent • Tenders can be made subject to a Minimum Price condition, providing greater certainty to participating shareholders



Participation and tender options

How to tender	• Buy -Back Booklet and Tender Forms will be sent to eligible shareholders by 16 January 2006 • Submit Tender Form by 7pm (Sydney time) on Friday, 17 February 2006
Tender options	• Eligible shareholders can tender at any of 7 Tender Discounts from 8% to 14% inclusive (at 1% intervals) to Market Price or as a Final Price Tender • Optional Minimum Price condition
Minimum Tenders	• Shareholders with 70 Shares or less at the Buy -Back Record Date must Tender all of their Shares at one Tender Discount or as a Final Price Tender to participate
Final Price Tender	• Will be accepted at the final Buy -Back Price, subject to any Scale Back • Easier to participate, especially for retail shareholders
Minimum Price Condition	• Acceptance of Tenders can be made conditional on the Buy -Back Price being no less than one of four specified amounts (as set out on the Tender Forms) • If the Buy -Back Price is lower than the Minimum Price condition selected by a shareholder then their Tender will not be successful

Acceptance and scale back

Buy-Back Price calculation	• Buy -Back Price will be determined through the tender process, depending on demand • *Buy -Back Price will equate to the largest discount in the range from 8% to 14% inclusive* (at 1% intervals) to the Market Price that allows St.George to purchase the number of Shares it *determines to buy back* • The discount will be applied to the VWAP (excluding not-at-market trades) over the 5 days up to and including the closing date (17 February 2006)
Acceptance	• All successful Tenders will receive the Buy -Back Price • Tenders at the Buy -Back Discount and Final Price Tenders will be successful (subject to any Scale Back and Minimum Price Condition) • Tenders at Tender Discounts below the Buy -Back Discount will not be bought back
Scale back	• If the total number of Shares tendered at the Buy -Back Discount or as Final Price Tenders is greater than the number of Shares that St.George determines to buy back, a scale back will apply
Priority Allocation	• *Only applies if the Buy -Back Discount is at the maximum 14% discount* • St.George will buy back up to 180 Shares before any scale back applies
Small Holdings	• Shareholders tendering at a Tender Discount equal to or greater than the Buy -Back Discount or as a Final Price Tender, and who would be left with 70 shares or less due to a scale back, *will instead have their Tender bought back in full*

Australian tax implications

Buy-Back Price composition	***Capital component:*** • Shareholders will generally be taken, for Australian CGT purposes, to have sold their Shares for $6.54 plus any excess of the Tax Value over the Buy -Back Price[1] • Cost base of the Shares is relevant in determining any capital gain or loss **Dividend component** • The excess of the Buy -Back Price over $6.54 will be treated as a fully franked dividend[2]
Tax Value	• Calculated as $28.21, adjusted for movements in S&P/ASX 200 Financials-x-Property Trusts Index from the commencement of trading on 16 December 2005 to the Closing Date (17 February 2006)
'45-day rule'	• *The 45-day rule generally requires that shares must be held 'at risk' for a minimum of 45 days to qualify for* franking credits and tax offsets • In order to satisfy this rule, Shares must be held 'at risk' from a date on or before 6 January 2006, the cut -off date under the 45-day rule[3] • Provided that a participating shareholder tenders shares (which were acquired before 21 December 2005) and had no other arrangements which give rise to a material diminution of the risks of loss or opportunities for gain in relation to such shares, the benefits of franking credits and tax offsets should be available
"Last-in First Out" Rule	• The ATO has agreed that shares acquired on or after the ex-date (Wednesday, 21 December 2005) on an ex-entitlement basis will not affect the ability to receive franking credits on shares tendered into the Buy -Back

[1] Different rules apply to companies which reduce the capital loss arising on the Buy-Back.




[2] If the Buy-Back Price is higher than the Tax Value, a portion of the dividend equal to the difference between the Buy-Back Price and the Tax Value would be deemed to be unfrankable. However, as St.George intends to set the Buy-Back Price at a discount of at least 8% to the Market Price, this is not expected to occur.



[3] This assumes announcement of the Buy-Back Price and Shares are bought back on 21 February 2006.

Impact on St.George

EPS	• In the absence of the Buy -Back, conversion of PRYMES would dilute EPS • The Buy -Back is expected to increase EPS • These initiatives do not change St.George's recent guidance of target EPS growth of 10% p.a. for 2006 and 2007[1]
Number of shares	• Approximately 12.2 million ordinary shares would be bought back assuming a $300 million Buy -Back at a Buy -Back Price of $24.64[2] • Approximately 11.0 million ordinary shares would be allotted upon conversion of $300 million of PRYMES at a price of $27.30[3]
Franking credits	• Amount of franking credits to be distributed will not be known until the Buy -Back Price and size of the Buy -Back are determined • However, assuming a $300 million Buy -Back, approximately $100 million of franking credits are expected to be utilised[4] • In any event, the Board expects St.George to be in a position tofully frank its dividends for the foreseeable future

[1] These targets were provided with St.George's 2005 full year profit results on 31 October 2005. These targets are based on existing accounting standards (AGAAP) and will be restated for AIFRS during 2006.

[2] Assumes a Buy-Back Discount of 12% to an assumed Market Price of $28.00. This is an example only and you should not rely on $24.64 being the Buy-Back Price.

[3] Based on a conversion discount of 2.5% (consistent with the PRYMES issue terms) to an assumed Volume Weighted Average Sale Price of $28.00 ("VWASP" as defined in the PRYMES issue terms). This is an example only and you should not rely on $27.30 being the conversion price. The VWASP under the PRYMES issue terms will be the arithmetic average of the daily volume weighted average sale prices (excluding certain crossings and subject to any adjustments) of St.George shares sold on the ASX on the 20 business days on which trading in the ordinary shares occurred, up to and including Friday, 17 February 2006. The Market Price, as defined in the Buy-Back booklet, is not likely to be the same price as the VWASP under the PRYMES issue terms.

[4] This assumes for illustrative purposes only, a Buy-Back Price of $24.64 based on a Buy-Back Discount of 12% to a Market Price of $28.00.



Impact on St.George continued...

Funding	• Funded from general funding and existing debt facilities
Balance sheet	• Share capital and retained profits will be debited in proportion to the capital/dividend split of the Buy -Back Price
Credit ratings	• No change is expected to St.George's credit ratings as a consequence of the Buy - Back, conversion of PRYMES and issue of a new Tier 1 capital instrument
Capital ratios	• As at 30 September 2005, St.George's Tier 1 capital ratio was 7.3% and total capital ratio was 11.1% • The PRYMES conversion and Buy -Back will result in St.George's Tier 1 capital ratio being slightly below its target range of 7.0% to 7.5% until the issue of the new Tier 1 capital instrument • APRA has confirmed it has no objection to St.George's Tier 1 capital ratio being slightly below its target range for this short period • Once the new Tier 1 capital instrument is issued (expected to be on or before 30 June 2006), St.George's Tier 1 ratio is expected to increase to between 7.0% to 7.5% • St.George's total capital ratio is expected to remain above the 10% minimum required by APRA at all times



Timetable

Buy-Back announcement	Friday, 16 December 2005
Ex-date for Buy-Back entitlements[1]	Wednesday, 21 December 2005
Record Date for determination of shareholders entitled to participate in the Buy-Back	Thursday, 29 December 2005
Cut-off date for franking entitlements under 45-day rule [2]	Friday 6 January 2006
Mailing of Buy-Back Documents to shareholders completed	Monday, 16 January 2006
Tender Period opens	Monday, 30 January 2006
Tender Period closes 7pm (Sydney time)	Friday, 17 February 2006
Announcement of the Buy-Back Price and scale back (if any) and cancellation of shares bought back	Tuesday, 21 February 2006
Conversion of PRYMES to ordinary shares	Tuesday, 21 February 2006
Dispatch/crediting of Buy-Back proceeds to participating shareholders completed	Wednesday, 1 March 2006

[1] Shares bought on the ASX on or after this date will generally not confer an entitlement to participate in the Buy-Back.

[2] See slide 8. This assumes announcement of the Buy-Back Price and Shares are bought back on 21 February 2006.



Worked Australian tax examples

	[illegible]	Australian resident individuals				
Income		$0-$6,000	$6,001-$21,600	$21,601-$63,000	$63,001-$95,000	$95,000
Marginal tax rate	[illegible]	0.00%	16.50%	31.50%	43.50%	48.50%
Income tax consequences (dividend)						
Illustrative Buy-Back Price	[illegible]	$24.64	$24.64	$24.64	$24.64	$24.64
Less: capital component	[illegible]	($6.54)	($6.54)	($6.54)	($6.54)	($6.54)
Assumed fully franked dividend [2]	[illegible]	$18.10	$18.10	$18.10	$18.10	$18.10
Add: gross up for franking credits	[illegible]	$7.76	$7.76	$7.76	$7.76	$7.76
Assessable income	[illegible]	$25.86	$25.86	$25.86	$25.86	$25.86
Tax on assessable income	[illegible]	$0.00	($4.27)	($8.15)	($11.25)	($12.54)
Tax offset [3]	[illegible]	$7.76	$7.76	$7.76	$7.76	$7.76
Net tax offset (tax payable) on franked dividend	[illegible]	$7.76	$3.49	($0.39)	($3.49)	($4.78)
After tax proceeds [3]	[illegible]	$25.86	$21.59	$17.71	$14.61	$13.32
CGT consequences (capital)						
Capital component	[illegible]	$6.54	$6.54	$6.54	$6.54	$6.54
Add: excess Tax Value over Buy-Back Price [4]	[illegible]	$3.36	$3.36	$3.36	$3.36	$3.36
Less: Illustrative cost base	[illegible]	($15.00)	($15.00)	($15.00)	($15.00)	($15.00)
Nominal capital gain/ (loss) on disposal	[illegible]	($5.10)	($5.10)	($5.10)	($5.10)	($5.10)
Discount capital gain/ (loss) [5]	[illegible]	($2.55)	($2.55)	($2.55)	($2.55)	($2.55)
Tax impact of capital gain/ loss [6]	[illegible]	$0.00	$0.42	$0.80	$1.11	$1.24
After tax proceeds [5,6]	[illegible]	$6.54	$6.96	$7.34	$7.65	$7.78
Total after tax proceeds [5,6]	[illegible]	$32.40	$28.55	$25.05	$22.26	$21.10

Refer to next slide for footnotes.



Notes to Australian tax examples

1) The marginal tax rate includes the Medicare levy of 1.5%. The liability of an individual to pay a Medicare levy depends on the individual's own circumstances.

2) This assumed fully franked dividend component ($18.10) is calculated using an assumed Buy -Back Price ($24.64) less the fixed capital component of $6.54.

3) This assumes the shareholder is fully entitled to the franking credits.

4) This assumes, for illustrative purposes only, that the market value for tax purposes (the "Tax Value") of the Shares is $28.00. The actual Tax Value will be $28.21, adjusted for the movement in the S&P/ASX Financials-x-Property Trusts Index from the opening level on 16 December 2005 to the closing level at the close of the Buy -Back on 17 February 2006.

5) This assumes that the discount capital gain method is used, which adjusts the total capital gain by a discount factor (50% for individuals, $33^{1/3}$% for complying superannuation entities).

6) This assumes individuals will be able to fully utilise capital losses to offset capital gains. The capital loss, which arises under the Buy -Back, may be different to any capital gain/loss which may have arisen under an equivalent sale of Shares on-market. This is because the capital proceeds under the Buy -Back are the aggregate of $6.54 (the cash capital component) plus $3.36 (the excess of the assumed Tax Value over the assumed Buy -Back Price).



Chairman's Remarks
Annual General Meeting – 16 December 2005

Introduction and Welcome

Welcome to St.George's Annual General Meeting for the year ended 30th September 2005. After my first year as Chairman, I am pleased to announce that St.George has delivered another year of strong financial performance.

Results Summary

The profit available to ordinary shareholders was $828 million, which is an excellent result. It has increased from $717 million or by just over 15 per cent.

Earnings per share, before goodwill amortisation and significant items, grew by 12.1 per cent, which was up from our initial target of 10 per cent. This is a very strong result relative to others in the financial services industry and continues the Group's record of delivering double-digit earnings per share growth for the last five years.

The Board, on behalf of shareholders, was pleased to declare a fully franked final dividend of 70 cents per share, which was paid two days ago on the 14th of December. The total dividend for the full year was $1.37, which is an increase of 12.3 per cent on last year.

The Group has a very strong record of delivering consistent dividend increases over a sustained period of time.

The Dividend Reinvestment Plan is in operation for the 2005 final dividend. The Plan will be underwritten to the extent of 35 per cent of the amount of the final 2005 dividend.

Capital Management

This year has seen the Group undertake a very active capital management program.

Key initiatives include the completion of three securitisations of residential loans through our *Crusade Securitisation Program* for a total amount of $5.6 billion. *Crusade* is now the largest securitisation program in Australia.

We have raised $135 million through the issuance of 5.4 million ordinary shares under the Bank's Dividend Reinvestment Plan.

The Group also completed a Euro 250 million subordinated note issue that qualifies as Tier 2 capital.

During the year we also undertook a share sale and top up facility. This allowed shareholders holding 500 ordinary shares or less to either sell their entire holding or purchase specified amounts of additional shares free of brokerage and handling fees. This provided flexibility and choice to smaller shareholders, as well as reducing annual administration costs. It was well supported.

PRYMES and Share Buy Back

When the Bank announced its annual result on 31st October 2005, we informed the market of some important capital initiatives.

Firstly, to optimise the level and mix of the Group's capital base and support our growth in a cost effective manner, St.George will convert the $300 million of PRYMES into ordinary shares at the reset date on 21st February 2006, and issue $300 million of a new Tier 1 capital instrument. It is expected that the issue of the new Tier 1 capital instrument will be completed by 30 June 2006. As with previous issues of this type, your Directors intend that ordinary shareholders are given priority to subscribe for this issue in the retail component of the offering.

On 31st October, St.George announced that a share buy back was under consideration. Today, the Group has formally announced it will conduct an off market buy-back of up to $300 million of ordinary shares.

The buy-back represents a value enhancing way of returning surplus capital to shareholders and will address the earnings per share dilution that would otherwise result from the conversion of PRYMES and the gradual increase in St George's share count over time. Both participating and non-participating shareholders are expected to benefit from the buy-back.

A detailed booklet will be mailed to eligible shareholders in mid-January and the buy-back will close in February 2006.

Sell Back Rights

In 2001, St.George granted Sell Back Rights to effect an off-market buy-back of the Bank's shares. Subsequently, the Australian Taxation Office (ATO) ruled that shareholders who received the rights would be liable for income tax on their market value.

The Group undertook litigation on behalf of shareholders, and in April 2004, the Federal Court held that shareholders should not be taxed on the value of the rights when they were granted. Pleasingly, the Full Federal Court upheld this decision in August 2005.

The ATO has subsequently sought leave to appeal the decision in the High Court of Australia and the hearing will be held on the 10th February 2006.

The final position in relation to this case is likely to be reached during 2006, either because the High Court will decide not to hear an appeal, or an appeal will be heard and a final decision will be reached.

Until that decision has been reached, shareholders are not required to do anything.

We will, of course, keep shareholders fully informed of developments as they occur.

ATO and Depository Capital Securities

The ATO in April 2005 issued amended taxation assessments to the Bank totaling $137 million relating to interest deductions claimed between 1998 and 2003 in respect of the Group's issue of Depositary Capital Securities (DCS).

Following advice from independent senior counsel, the Bank strongly disagrees with the ATO's position and has commenced legal proceedings to contest these assessments. Accordingly, no amounts claimed have been charged to the Bank's Statement of Financial Performance. St.George has discussed and agreed this treatment with its auditors, KPMG. Resolution is likely to take some years and St.George intends to pursue all necessary avenues of objection and appeal.

International Financial Reporting Standards

The Group has successfully completed its preparations for its transition to International Financial Reporting Standards (IFRS) from 1st October 2005.

The only area that has not yet been finalised is loan provisioning. Good progress is being made in this area and the work is expected to be completed prior to the release of the Group's 2006 first half results. It is anticipated that the proposed changes may result in a reduction in the level of provisioning St.George holds against its credit exposures.

The key items impacting the Group's 2005 comparative profit result under these standards are no longer having to amortise goodwill and recognising an expense in respect of shares issued under the Bank's share and option plans.

The main items that may lead to future profit volatility are collective loan provisioning, hedge ineffectiveness, and fair valuing derivatives and certain financial instruments. These impacts are not reflected in the restatement of the Bank's 30th September 2005 profit as the accounting standards do not require comparatives to be restated for these items. There will also be changes to the Group's composition of earnings, with the movement of revenues relating to securitised loans and bills, and preference dividends into net interest income.

In terms of the Bank's balance sheet, the key changes are bringing back onto the balance sheet $13.6 billion of securitised loans and related funding, reclassifying $625 million of equity to wholesale borrowings and fair valuing derivatives used for hedging purposes together with certain financial instruments.

Basel II

The Basel II program has provided the opportunity for St.George to accelerate the enhancement of its risk management processes and framework. A total of $40 million is being invested from 2003 through to 2007 in implementing the Basel II 'advanced' approaches for credit risk and operational risk.

The Bank lodged its application with APRA in September 2005 to apply for a combination of 'foundation' and 'advanced' approaches for credit risk from January 2008.

The Bank plans to lodge an application with APRA by September 2006 to apply for the 'advanced' approach for operational risk from 1st January 2009.

Basel II has resulted in the implementation of new risk management systems, processes and models, which are supported by increased staffing and up-skilling in risk management and compliance areas. This investment aims to ensure that the effectiveness and sophistication of the Bank's risk management framework keeps pace with industry best practice.

Outlook

Over the last 12 months we saw a continuation of sustained growth in the Australian economy. As expected, the growth in residential lending moderated, while business lending and investment remained strong with interest rates relatively stable. We expect these trends to continue into 2006.

Given the continuation of a reasonably robust economic environment, St.George is targeting 10 per cent Earnings per Share (EPS) growth for both 2006 and 2007. These targets have been determined in accordance with existing accounting requirements and do not reflect IFRS impacts. We believe that this approach provides a clear basis of comparison for the measurement of performance. St.George is the only large financial institution to provide explicit EPS targets for 2006 and 2007.

Retirement

Mr Len Bleasel AM retires from the Board at the conclusion of this meeting. Mr Bleasel has been a Director since May 1993 and has served the shareholders conscientiously during this time. His skills and good humour will

be missed. I am sure all shareholders will join me in wishing him all the very best for his retirement.

St.George Foundation

I would also like to take the opportunity to thank the Group's shareholders who generously donated a proportion of their dividends to the St.George Foundation this year. The Foundation recently celebrated its fifteenth year anniversary and, in that time, it has distributed almost $7 million to children's charities. I am a Governor on the Foundation and funds raised by our shareholders will be of great assistance to disadvantaged children throughout Australia. I would encourage all shareholders to consider assisting the Foundation.

Thanks to Shareholders and St.George Staff

Finally, on behalf of the Directors, I wish to recognise the contribution of Mrs Gail Kelly, her senior management team and all St.George staff for another excellent result. I also extend my thanks to the Bank's shareholders for welcoming me to my role as Chairman and I wish you all a safe and enjoyable festive season.


SEC MAIL PROCESSING
RECEIVED
JAN 2 6 2006
WASH, D.C.
199
SECTION

Annual General Meeting

16 December 2005

Gail Kelly
Managing Director



Agenda

Result highlights

Strategy and business performance

Outlook



Result highlights



2005 - strong result

- Excellent track record of delivery
- All business divisions performing strongly
- Quality, experienced team
- In good shape for FY06 and FY07



Profit result

	Sep-05	Sep-04	% Change
Profit before significant items	$828m	$717m	15.5
Profit after significant items	$828m	$717m	15.5
Earnings per share*	180.2¢	160.8¢	12.1
Return on equity*	22.6%	21.4%	
Expense to income*	45.5%	47.5%	
Dividend	137¢	122¢	12.3

*Calculated before goodwill amortisation and significant items

Outstanding return on equity



Return on equity*
%
25
20
15
22.6
18.8
St.George
Average of the 4 majors
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05

Focused on sustainable, high quality earnings

*After preference dividends and before significant items and goodwill


7
Earnings driven by strong revenues
$bn
3
2
1
0
8.0%
2.8
3.4%
1.3
0.8
15.5%
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Revenue
Expenses
Earnings*
High single digit revenue growth + low single digit expense growth = double digit EPS growth
Percentages Sep-04 to Sep-05. Before significant items.
*After tax expense and preference dividends ^Compound Annual Growth Rate

	5 year CAGR^
Revenue	10.0%
Expenses	2.7%
Earnings	23.7%


8
Supported by growing business volumes
$bn
80
60
40
20
0
13.5%
80.0
9.0%
39.4
32.6
31.5%
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Lending*
Retail Deposits
Managed Funds
*Includes securitised loan balances and bill acceptances. Percentages Sep-04 to Sep-05



9
Group net interest margin remains strong
Net interest margin
%
3.0
2.8
2.6
2.4
2.2
St.George
Average of the 4 majors*
2.55
2.34
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
basis points reduction FY05 on FY04
*Domestic margins



10
Effective cost management
St.George group expense to income ratio^
%
60
50
40
45.5
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Peer group expense to income ratio*
%
70.0
60.0
50.0
40.0
67.7
59.8
57.7
50.2
47.7
46.6
45.6
45.5
Bendigo Bank
Bank of QLD
NAB
CBA
Suncorp
WBC
ANZ
St.George
^Excluding goodwill and before significant items. *Ratios as at the companies last reporting date


11
Excellent credit quality
Bad and doubtful debts expense/average total assets
%
0.3
0.2
0.1
0
0.15
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
• Proven track record
• Low risk business mix
• Gross non-accrual loans 0.13% of total receivables
Asset quality across the Group continues to be excellent



12

Segmental profits - all divisions growing strongly

	Profit before tax Sep-05 $m	Change* %	Cost to income ratio Sep-05 %	Contribution to segment profit %
Retail Bank	645	14	49.6	46
Institutional & Business Banking	420	10	34.5	30
BankSA	189	15	44.2	13
Wealth Management	151	20	52.2	11

*Sep-04 to Sep-05

Consistently delivering on targets

	Target	Outcome
EPS growth FY03	Sep-02: 10% May-03: 11-13% upgrade Aug-03: 13-14% upgrade	14.0%
EPS growth FY04	Nov-03: 10-11% May-04: 11-13% upgrade	13.1%
EPS growth FY05	Nov-04: 10% May-05: 11% upgrade	12.1%
Cost to income	Sep-04: sub 50% Manage to lower end of peers	47.5% in FY04 45.5% in FY05
Capital	Tier one 7.0-7.5%	Consistently in range
Credit quality	Maintain positive differential to the majors	Consistently achieved
Customer satisfaction	Maintain positive differential to the majors	Consistently achieved

Strategy and business performance



Strategic framework

Deepen and strengthen customer relationships in chosen markets
Leverage specialist capabilities for growth
Creatively differentiate on customer service
Accelerate and empower relationship-selling
Optimise cost structure
Build team and performance culture



Business priorities

Home loans	Manage volumes and mix, with objective of achieving profitable growth in line with system
Deposits	Manage volumes and margin, with objective of achieving profitable growth
Middle market	Achieve at least twice system growth
Wealth management	Within top five for net funds inflow
VIC, QLD and WA	Continue targeted growth strategy, capturing market share in key segments
Productivity management	Rolling program of efficiency initiatives, facilitating reinvestment in revenue growth
Team	Maintain high quality and aligned teams at every level




17
Home Loans – solid growth performance
Residential receivables
13.0%*
$bn
60
50
40
30
56.3
Sep-02
Sep-03
Sep-04
Sep-05
Stable margin performance
Credit quality remains excellent
Loan to value ratio of mortgage book is 39.4%
Loan to value ratio of mortgages written in FY05 is 65.1%^
*Percentage Sep-04 to Sep-05. ^Loan to value ratio as at writing of loan. Includes securitised loans


18
Deposits – strong 2H05 performance
Retail deposit balances
9.0%
$bn
40
35
30
25
39.4
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Managing volumes and product mix to achieve profitable growth
Group wide focus
Total deposit growth 2H05 14.0% compared to 3.8% 1H05*
*Annualised



19
Middle Market - high quality growth
Total middle market receivables
20.0%*
$bn
15.2
16
12
8
4
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
• Relationship model delivering
• Strong growth momentum and stable margins despite increasing competition
• Impaired assets/total middle market receivables stable at 0.22%
*Percentage Sep-04 to Sep-05

	3 year CAGR	5 year CAGR
Middle market receivables	22.5%	17.1%



20
Middle Market - growing customer relationships
Products per customer
#
8.5
7.0
5.5
4.0
2.5
5.8
6.4
6.5
6.7
7.2
7.3
7.7
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Middle market
IBB KARM customers*
Market share^
%
7.5
6.5
5.5
4.5
4.9
5.1
5.6
6.0
6.3
6.7
7.1
Sep-02
Mar-03
Sep-03
Apr-04
Sep-04
Mar-05
Aug-05
• 64% of new business sourced from existing customers
• 90% of new business sourced from target industries
*KARM – Key account relationship management. ^Cannex derived middle market market share


21
Wealth Management – strong momentum
Total managed funds
31.5%*
$bn
35
25
15
5
32.6
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
• Wealth now contributing 11% of Group segmental earnings
• Strong performances across all businesses and channels
• Sealcorp rebranded Asgard Wealth Solutions in Nov-05
Clean portfolio of robust businesses delivering above system growth
*Sep-04 to Sep-05


22
VIC, QLD and WA – organic momentum building
Total lending receivables^
3yr CAGR 24%
22.7%*
$bn
20
15
10
5
0
17.9
Sep-02
Sep-03
Sep-04
Sep-05
Residential
Middle Market
Total retail deposits^
3yr CAGR 20%
22.7%*
$bn
6
4
2
0
5.4
Sep-02
Sep-03
Sep-04
Sep-05
VIC, QLD and WA now contribute 31% of new customers
^Includes VIC, QLD and WA. *Sep-04 to Sep-05


23
Our customer service formula
Engaged People
+
Great Customer Experience
=
Superior Financial Results
Compelling place to work
Compelling place to bank
Compelling place to invest


24
Investing in our customer service differentiation
2002
Even Better Bank program
Customer centric model
2003
Integrated Sales and Service
GOLD model
Interstate strategy
2004
New teller platform
New retail organisation model

Investing in our customer service differentiation

2005

- 'Local markets' strategy underway
- New frontline CRM platform rolled out to branches and contact centres
- Best Business Bank program progressing to plan
- Risk management processes enhanced through Basel II program
- 'Good with people, good with money' brand campaign established



A differentiated customer experience



Customer satisfaction
%
80
70
60
50
40
77.8%
66.7%
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Oct-05
St.George
Average of the 4 majors

Respondents (aged14+) with transaction accounts at institution
Source: Roy Morgan Research Oct-05 rolling 3-mth average (preliminary data)



27
GOLD - a superior customer experience
Satisfaction of GOLD customers
%
100
75
50
25
0
68 66 76 76 77 78 80 81 82
12 14 18 18 17 19 23 21 26
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
'More than happy'
'Absolutely delighted'
Customer advocacy
• 51% of GOLD customers would 'definitely recommend' St.George up from 36% in Jul-03
Source: Jones Donald Customer Satisfaction Survey Sep-05



28
Middle Market – a service advantage
%
100
75
50
25
0
90
72
80
59
86
76
Satisfaction with relationship manager
Customer satisfaction
Propensity to acquire next product
St.George
Average of four majors
Expected churn
• 0% of St.George customers are considering changing banks in the next 6 months
- 18% of major bank customers are considering changing*
Source: Jones Donald Customer Satisfaction Survey Sep-05
*East & Partners - Australian Commercial Transaction Banking Markets Survey Aug-05

Middle Market - no.1 on all metrics compared to the 4 major banks

Middle Market scorecard*

	St.George %	Average of the 4 majors %	St.George ranking
Advice	100	91	1
Product	100	93	1
Response	100	88	1
Service proposition	96	78	1

St.George also ranked no.1 for:

- Positive perceptions by other bank customers^
- Strongest growth momentum^^

*Score relative to best practice, main bank customers
^Share of positive responses amongst non-customers relative to share of main bank customers
^^Average of the net flow of main bank customers and the change in lending and deposit market shares
Source: TNS Business Finance Monitor and Merrill Lynch analysis, 12 months to Aug-05 (mid-sized business customers with turnover $5m-$40m)



Our people are our competitive advantage

Right people in right roles
- Recruit for attitude, values alignment
- Attract the best

Create an environment where people can perform
- Drive collaboration and teamwork
- Reduce bureaucracy
- Make it fun, rewarding

Build, deepen leadership capabilities
- Specific tailored programs
- Talent management

Retain best people
- Culture – the biggest factor



Community support

- St.George Foundation provided a total of $789,000 to 59 individual children's charities over the past year
- St.George provided $250,000 to assist those affected by the tsunami disaster
- St.George is working with government and non-government agencies to reduce consumption of energy, water and paper
- St.George maintains an active engagement with local communities through our local markets strategy
- St.George offered special arrangements to customers affected by floods in Queensland and Northern New South Wales



Outlook



Outlook

Sector outlook

- Continued moderation in home loan credit growth
- Solid growth in business lending
- Competitive environment in retail deposits and middle market to remain intense
- Interest rates to be relatively stable

St.George outlook

- Home loan portfolio to grow in line with system
- Manage deposit volumes and mix with continued focus on profitable growth
- Middle market on track to deliver twice system growth
- Wealth management net inflows to exceed system growth
- Strong earnings momentum across the Group


On track for FY06

Targets: FY06 and FY07

EPS growth FY06	10% AGAAP
EPS growth FY07	10% AGAAP*
Cost to income	Manage to lower end of peer group
Capital	Tier one 7.0-7.5%
Credit quality	Maintain positive differential to majors
Customer satisfaction	Maintain positive differential to majors



*To be restated for International Financial Reporting Standards during 2006

In conclusion

- Excellent track record of delivery
- All business divisions performing strongly
- Quality, experienced team
- In good shape for FY06 and FY07




st.george




SEC MAIL
RECEIVED
PROCESSING
JAN 2 6 2006
WASH, D.C.
199
SECTION

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank Annual General Meeting - Resolutions Passed**
Date Sent:	16 December, 2005

St.George Bank Limited advises that at its Annual General Meeting held on 16 December 2005 the following resolutions were passed on a show of hands at the meeting:

2. (a) To re-elect Mr J M Thame as a Director
   (b) To re-elect Mr P D R Isherwood as a Director
   (c) To re-elect Mr G J Reaney as a Director
3. To adopt the Remuneration Report
4. To approve the issue of shares to the Managing Director
5. To Increase Non-Executive Directors' remuneration

Details of Proxy Votes For All Resolutions

Resolution No	"For" Votes	"Against" Votes	"Open" Votes	"Abstain" Votes
2(a)	176,112,888	2,309,428	16,886,508	813,854
2(b)	175,980,252	992,541	16,918,574	2,231,311
2(c)	175,959,131	2,311,271	16,958,544	806,331
3	164,361,053	11,480,557	17,062,860	3,215,088
4	163,258,086	14,435,215	9,643,027	2,677,920
5	142,469,485	34,852,607	9,572,525	3,224,923

Yours sincerely,

Michael Bowan
General Counsel and Secretary



To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Dividend Reinvestment Plan (DRP)**
Date Sent:	20 December 2005

In reference to the dividend payment made to St.George Bank shareholders on 14 December 2005, we will be issuing 4,482,131 new shares at a price of $28.38 per share (subject to any minor adjustment that will be advised in our Application for Quotation).

The allotment includes 2,060,600 shares issued to the Bank's DRP underwriter.

The total amount of capital raised as a result of the DRP was $127.2 million.

Yours sincerely

Michael Bowan
General Counsel and Secretary


st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Dividend Reinvestment Plan (DRP) – Section 708A(5)(e) Notice**
Date Sent:	22 December 2005

St.George Bank notifies the ASX under section 708A(5)(e) of the Corporations Act 2001 that:

1. St.George Bank has issued:

   (a) 2,421,531 ordinary shares to participants in the Bank's Dividend Reinvestment Plan ("**DRP**"); and

   (b) 2,060,600 ordinary shares to Merrill Lynch (Australia) Pty Limited pursuant to a DRP Underwriting Agreement entered into on 5 December 2005;

2. St.George Bank has issued these shares without disclosure to investors under Part 6D.2 of the Corporations Act;

3. as at the date of this notice, St.George Bank has complied with:

   (a) the provisions of Chapter 2M of the Corporations Act as they apply to St.George; and

   (b) section 674 of the Corporations Act; and

4. all information of the kind that would be required to be disclosed to the market for the purposes of sections 708A (7) and (8) of the Corporations Act has been disclosed to ASX.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED
ABN 92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Terry James Davis
Date of last notice	1 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 11,292 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	21 December 2005
No. of securities held prior to change	10,867 shares
Class	Fully Paid Ordinary
Number acquired	425 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$29.3456 per share
No. of securities held after change	11,292 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Non-Executive Directors' Share Purchase Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


SEC MAIL PROCESSING
RECEIVED
JAN 26 2006
WASH, D.C.
199
SECTION

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mrs Linda B Nicholls
Date of last notice	1 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 5,536 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	21 December 2005
No. of securities held prior to change	5,523 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	13 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$28.38 per share
No. of securities held after change	5,536 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Limited Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED
ABN 92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Richard Anthony Fountayne England
Date of last notice	11 July 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 500 shares (fully paid ordinary) Indirect 2,101 shares (fully paid ordinary
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect Director of shareholder
Date of change	21 December 2005
No. of securities held prior to change	2,551 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	50 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$28.38 per share
No. of securities held after change	2,601 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Limited Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Paul D R Isherwood
Date of last notice	11 July 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 14,780 shares (fully paid ordinary) 12,471 shares (fully paid ordinary)* 263 SAINTS * joint holding with spouse.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	21 December 2005
No. of securities held prior to change	26,596 shares (fully paid ordinary) 263 SAINTS
Class	Fully Paid Ordinary
Number acquired	655 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$28.38 per share

+ See chapter 19 for defined terms.

No. of securities held after change	27,251 shares (fully paid ordinary) 263 SAINTS
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities acquired as a result of participation in the St.George Bank Limited Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED
ABN 92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mr Leonard F Bleasel
Date of last notice	11 July 2005
Date that director ceased to be director	16 December 2005

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
39,573 shares (fully paid ordinary) 427 PRYMES

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: *In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be* disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities** 3,000 (fully paid ordinary) Director of shareholder

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 4,482,131 2. 37,888
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ξ the date from which they do ξ the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ξ the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Shares issued under the St.George Bank Dividend Reinvestment Plan 2. Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 14 December 2005 2. 20 December 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
525,864,803	Ordinary shares
3,000,000	PRYMES
3,500,000	SAINTS
4,018	Redeemable preference borrower share
254,372	Redeemable preference depositor share
4	Perpetual Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- ξ The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- ξ There is no reason why those +securities should not be granted +quotation.

- ξ An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- ξ Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- ξ We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- ξ If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 30/12/05

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.


SEC MAIL
RECEIVED
PROCESSING
JAN 26 2006
WASH, D.C.
199
SECTION


st.george

St.George Bank Limited
ABN 92 055 513 070

Group Legal & Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone:
Facsimile: (02) 9236 1126
Email: bowanm@stgeorge.com.au

16 January 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
Level 6, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Pursuant to Listing Rule 3.17, I enclose a copy of the Buy-Back booklet being forwarded to the shareholders of St.George Bank Limited (***SGB***) in connection with SGB's current off-market share buy-back scheme.

Yours sincerely,

Michael Bowan
General Counsel & Secretary

011306 asx_ltr.doc

ST.GEORGE

OFF-MARKET BUY-BACK TENDER

St.George Bank Limited (ABN 92 055 513 070)



2111.
3305.
2345.

This Buy-Back is not available to residents of, and this document is not to be distributed into, Canada.

THIS IS AN IMPORTANT DOCUMENT

If you are in doubt as to the action you should take, please consult your financial, taxation or other professional adviser immediately.

st.george

IMPORTANT DATES[1]

DECEMBER 2005

Wednesday, 21 December	Shares quoted ex-entitlement to participate in the Buy-Back on the ASX. Shares bought on or after this date will not confer an entitlement to participate in the Buy-Back
Thursday, 29 December	Buy-Back Record Date: for determination of shareholders entitled to participate in the Buy-Back

JANUARY 2006

Friday, 6 January	Cut-off date for franking entitlements under 45-day rule[2]
Monday, 16 January	Mailing of Buy-Back Documents to shareholders completed
Monday, 30 January	Tender Period opens

FEBRUARY 2006

Friday, 17 February	Tender Period closes. Tenders must be received by the Registry by no later than 7.00pm (Sydney time)
Tuesday, 21 February	Expected announcement of Buy-Back Price and scale back (if any)

MARCH 2006

No later than Wednesday, 1 March	Dispatch/crediting of Buy-Back proceeds to participating shareholders completed

ELIGIBILITY TO PARTICIPATE

Subject to the following, you are eligible to participate in the Buy-Back if Shares are registered in your name on the Buy-Back Record Date (29 December 2005) and, in accordance with the Settlement Rules, the Shares confer an entitlement to receive this Buy-Back Invitation.

Any person who is a resident of Canada is not entitled to participate, directly or indirectly, in the Buy-Back. Copies of the Buy-Back Documents are not being mailed or otherwise distributed or sent into Canada.

Any person receiving any of the Buy-Back Documents must not, directly or indirectly, distribute or send them into Canada, or make them available to any resident of Canada (including any legal or beneficial owner of Shares that is a resident of Canada).

St.George will not accept Tender Forms:

(a) from any person who does not represent that they are not (and they are not acting for the account or benefit of a person who is) a person resident in Canada; or

(b) that have been postmarked in Canada or that otherwise appear to St.George or its agents to have been sent from Canada.

Restricted Employee Shares are not eligible to be tendered into the Buy-Back (see Section 4.14).

This booklet does not provide financial product or tax advice and has been prepared without taking into account your particular circumstances. You should carefully consider the appropriateness of the Buy-Back having regard to your own objectives, financial situation and needs and also consider obtaining independent advice before making any financial decisions.

BUY-BACK ENQUIRY LINE

If you have any questions in relation to the Buy-Back, please call the Buy-Back enquiry line:

- within Australia on 1800 804 457 (toll free); or
- from outside Australia on +61 3 9415 4024,

between 8.30am and 5.30pm (Sydney time), Monday to Friday.

DEFINITIONS

There is a definition section in this booklet (see Section 5), which defines the capitalised words used in this booklet and also sets out other rules of interpretation.

TENDER FORM EXAMPLES

Illustrative examples of completed Tender Forms are also provided in Section 6 to help you complete your Tender Form (which is enclosed with this booklet).

The date of this booklet is 5 January 2006.

Notes

1 While St.George does not anticipate any changes to these dates and times, it reserves the right to vary them by announcement to the ASX. St.George also reserves the right to terminate the Buy-Back at any time prior to the Buy-Back Date by making an announcement to the ASX to that effect.

2 See Section 2.7 for details. Shares acquired and held 'at risk' from a date on or before this cut-off date and entitled to be tendered into the Buy-Back will generally be entitled to franking credits associated with the Buy-Back.

Dear Shareholder

On behalf of the Board, I am pleased to invite you to tender some or all of your Shares for sale to St.George in an off-market Buy-Back of up to $300 million of St.George ordinary shares.

The Buy-Back is being undertaken as part of St.George's capital management program for 2006, which includes the conversion of PRYMES into ordinary shares, completion of the Buy-Back and the issue of a new Tier 1 capital instrument.

The program is aimed at optimising the level and mix of St.George's capital base and reducing overall funding costs. The Buy-Back, in particular, represents a value enhancing method of returning capital to shareholders and is expected to address the earnings per share dilution that would otherwise result from the conversion of PRYMES.

Participation in the Buy-Back is entirely voluntary and, importantly, is expected to benefit both participating and non-participating shareholders. Shareholders who do not sell their shares into the Buy-Back are expected to benefit from St.George maintaining an efficient capital structure and increased earnings per share.

Under the terms of the Buy-Back, shareholders may offer to sell their Shares at discounts from 8 per cent to 14 per cent inclusive (at 1 per cent intervals) to the Market Price[1], and/or as a Final Price Tender (which is an election to receive the Buy-Back Price, whatever it is determined to be). The Buy-Back Price will be determined by St.George based on the largest discount to the Market Price that enables St.George to purchase the amount of capital that it determines to buy back.

The Australian Taxation Office has agreed that, for Australian tax purposes, the Buy-Back Price will comprise a capital component of $6.54, with the remainder being a fully franked dividend. However, the Buy-Back will have different tax consequences for shareholders depending on their individual circumstances and not all shareholders will want to participate. General information on the Australian tax implications for shareholders participating in the Buy-Back is included in Section 2 of this booklet.

Details of the Buy-Back are explained in this booklet to assist you in deciding whether or not to participate. An enquiry line is also available on 1800 804 457 (toll free) within Australia or +61 3 9415 4024 from outside Australia. If you are in any doubt as to whether to participate, please consult your professional adviser.

If you wish to submit a tender, please ensure that your completed and signed tender form is received by the Registry, or if you are a CHESS sponsored holder, your broker processes your tender, by no later than 7.00pm (Sydney time) on Friday, 17 February 2006.

Yours sincerely

John M. Thame
Chairman

Note

1 Market Price (see the definition in Section 5) is the volume weighted average price of St.George ordinary shares on the ASX over the five trading days up to and including the closing date of the Buy-Back (17 February 2006), excluding not-at-market trades.

TARGET SIZE
Up to $300 million (which would represent approximately 2 per cent of St.George's ordinary shares). St.George reserves the right to vary the size of the Buy-Back.

BUY-BACK PRICE
The Buy-Back Price will be determined by a tender process and will be the price that equates to the largest Tender Discount in the range from 8 per cent to 14 per cent inclusive (at 1 per cent intervals) to the Market Price that will enable St.George to acquire the amount of capital it determines to buy back.

The Market Price is calculated as the VWAP (as defined in Section 5.1) of St.George ordinary shares on the ASX over the five trading days up to and including the Closing Date. The Market Price will be made available to shareholders no later than 6.00pm (Sydney time) on the Closing Date on St.George's website or by calling the Buy-Back enquiry line.

CAPITAL COMPONENT OF BUY-BACK PRICE[1]
$6.54.

DIVIDEND COMPONENT OF BUY-BACK PRICE[2]
The Buy-Back Price less $6.54.

ELIGIBLE SHAREHOLDERS
You are eligible to participate in the Buy-Back if you have Shares[3] registered in your name on the Buy-Back Record Date (29 December 2005) and you are not an ineligible shareholder.

INELIGIBLE SHAREHOLDERS
Excluded Foreign Persons, including any person who is (or who is acting for the account or benefit of a person who is) a resident of Canada, are not eligible to participate in the Buy-Back. In addition, Restricted Employee Shares are not eligible to be tendered into the Buy-Back (see Section 1.5).

BUY-BACK RECORD DATE
Thursday, 29 December 2005.

TENDER PERIOD OPENS
Monday, 30 January 2006[4].

CLOSING DATE
Friday, 17 February 2006[4]. Tenders must be received by the Registry by no later than 7.00pm (Sydney time).

WHAT SHOULD YOU DO?
If you are eligible, it is your decision whether to participate in the Buy-Back. To ensure that you make an informed decision, you should read this booklet carefully. If you have any further questions after reading this booklet, please call the Buy-Back enquiry line on 1800 804 457 (toll free) within Australia or +61 3 9415 4024 from outside Australia between 8:30am and 5:30pm (Sydney time) Monday to Friday. If you are in any doubt as to whether to participate in the Buy-Back, you should consult your professional adviser immediately.

If you DO choose to participate

- Refer to Section 1.18 for details on how to participate.
- You can choose any Tender Discount from 8 per cent to 14 per cent inclusive (at 1 per cent intervals) to the Market Price (see Section 1.9).
- You can choose to lodge a Final Price Tender and accept the Buy-Back Price determined by St.George (see Section 1.11).
- You can choose to make your Tender conditional on one of four Minimum Prices set out on your Tender Form (see Section 1.14).
- If your Tender is successful, there will be certain income tax and CGT consequences.
- You should not have to pay any brokerage to sell your Shares into the Buy-Back.
- Ensure that your completed and signed Tender Form is received by the Registry or, if you are a CHESS Holder, that your broker processes your Tender, by 7.00pm (Sydney time) on the Closing Date.

If you choose NOT to participate

- You do not need to take any action.
- The number of shares you hold will not change.
- As a shareholder, you will benefit from any improvement in St.George's earnings per share and you will continue to be subject to the normal benefits and investment risks associated with share ownership.

Notes:

1 For Australian tax purposes, the sale proceeds of the Shares for entities other than companies will generally be taken to be the $6.54 capital component plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price.

2 For Australian tax purposes only.

3 The Shares must, in accordance with the Settlement Rules, confer an entitlement to receive a Buy-Back Invitation.

4 St.George reserves the right to vary this date by announcement to the ASX.

CONTENTS



1. DETAILS OF THE BUY-BACK AND TENDER PROCESS

This booklet sets out the terms of the Buy-Back and other information to assist you in deciding whether to participate in the Buy-Back.

You should also have regard to other information made available to shareholders about St.George, such as the 2005 Annual Reports and announcements made by St.George after the date of this booklet. You can access these documents and other information regarding St.George on its website at www.stgeorge.com.au/about/investor.

This invitation does not constitute or give rise to a legally binding offer capable of your acceptance. If you tender your Shares into the Buy-Back, you make a formal offer to sell those Shares on the terms and conditions set out in the Buy-Back Documents. If St.George accepts your Tender, a Buy-Back Contract is formed and your accepted Shares will be sold to St.George on those terms and conditions.

1.1 WHAT IS AN OFF-MARKET BUY-BACK TENDER?

An off-market buy-back occurs where a company purchases some of its own shares directly from shareholders, rather than on a stock exchange. The shares bought back are subsequently cancelled, thereby reducing the total number of shares the company has on issue.

This Buy-Back is being conducted as an invitation to eligible shareholders to offer to sell some or all of their Shares to St.George by way of a tender process. Under the Buy-Back, Shares may be tendered by shareholders to St.George at any of the specified Tender Discounts in the range from 8 per cent to 14 per cent inclusive (at 1 per cent intervals) to the Market Price or as a Final Price Tender. After the end of the Tender Period, St.George will determine the Buy-Back Price, which will be the price which equates to the largest Tender Discount to the Market Price that will enable St.George to purchase the amount of capital that it determines to buy back.

For Australian tax purposes, the Buy-Back Price is comprised of a capital component and a dividend component (see Section 2.1).

1.2 WHY IS ST.GEORGE RETURNING CAPITAL?

To optimise the level and mix of the Group's capital base in order to support its growth and reduce its overall funding costs, the Group intends to:

- exercise its right to convert $300 million of PRYMES into ordinary shares on 21 February 2006;
- complete the Buy-Back of up to $300 million of Shares on 21 February 2006; and
- issue a new Tier 1 capital instrument to raise approximately $300 million.

St.George is presently in discussions with APRA and is still finalising the details (including form and timing) associated with the issue of the new Tier 1 capital instrument. It is expected that the issue of the new Tier 1 capital instrument will be completed by 30 June 2006.

The expected impact of the conversion of $300 million of PRYMES would result in:

- an increase of around 2 per cent in the number of ordinary issued shares in St.George; and
- a decrease in hybrid capital and a corresponding increase in ordinary equity, resulting in a higher overall cost of capital.

As the Group intends to issue around $300 million of new Tier 1 capital, the $300 million of ordinary equity to be issued upon the conversion of PRYMES would become surplus to the Group's needs and, if retained, would reduce earnings per share.

The Board considers that it is in the best interests of shareholders that up to $300 million of capital be returned to shareholders.

1.3 WHY IS ST.GEORGE IMPLEMENTING THE BUY-BACK?

The Board considers that the Buy-Back provides an efficient means of returning capital to shareholders in order to maintain an efficient capital structure, reduce the Group's cost of capital and offset the earnings per share dilution arising from the conversion of PRYMES and the gradual increase in St.George's share count over time.

The benefits of conducting the Buy-Back as an off-market tender process are considered to be as follows:

- the Buy-Back allows the purchase of Shares at a discount of at least 8 per cent to prevailing market prices for St.George ordinary shares in the last week of the Tender Period. This is likely to allow St.George to buy back a greater number of Shares than under an on-market buy-back for the same amount of capital;
- the Buy-Back can be completed and St.George's targeted amount of capital can be bought back around the same time as the allotment of ordinary shares upon the conversion of PRYMES;
- both participating and non-participating shareholders are expected to benefit from the Buy-Back as:
  - for some shareholders, depending on their tax status, the after-tax return of participating in the Buy-Back may be greater than a sale of their Shares on-market; and
  - the Buy-Back is expected to improve earnings per share for shareholders who continue to hold shares in St.George;
- participation in the Buy-Back is optional and shareholders have maximum flexibility to tailor their participation to suit their own circumstances. Shareholders are able to choose:
  - whether to participate;
  - how many Shares (if any) to tender; and
  - the basis upon which Shares will be tendered (for example, at what Tender Discount(s), or as a Final Price Tender and with the option of selecting a Minimum Price condition);
- all eligible shareholders have the opportunity to participate in the Buy-Back at the same price;
- the tender process allows St.George to determine the most appropriate number of Shares to buy back based on shareholder demand; and
- shareholders whose Tenders are accepted should not incur the usual brokerage costs associated with selling their shares on-market.

The Buy-Back will result in a reduction of St.George's franking credits, however, the Board expects that St.George will continue to be in a position to fully frank its dividends for the foreseeable future. Further information regarding the effect of the Buy-Back on the Group is set out in Section 3.

1.4 DID ST.GEORGE CONSIDER OTHER WAYS TO RETURN CAPITAL?

The Board has considered various ways to return surplus capital to shareholders, including on-market buy-backs, special dividends and pro-rata capital returns. However, the Board considers that, at this time, it is in the best interests of St.George and its shareholders to pursue an off-market buy-back as part of the Group's capital management program.

In particular, both participating and non-participating shareholders are expected to benefit from the Buy-Back. The benefits of the Buy-Back for both shareholders and St.George are discussed in Section 1.3 above. These benefits are not maximised to the same extent through other capital management initiatives.

Compared to a special dividend or a pro-rata capital return, the Buy-Back provides greater flexibility for St.George and its shareholders and is expected to enhance earnings per share. The payment of a special dividend or a pro-rata capital return would not reduce the number of shares on issue and would therefore not address the earnings per share dilution from the conversion of PRYMES and the gradual increase in St.George's share count over time.

Compared to an on-market buy-back, the Buy-Back is expected to enable the purchase of Shares at a discount to the prevailing market price of St.George ordinary shares in the last week of the Tender Period, and can be completed around the same time as the issue of ordinary shares occurs upon the conversion of PRYMES. As a result, the Buy-Back is expected to have a greater impact on earnings per share as it enables a higher number of Shares to be repurchased for the same amount of capital over a shorter period of time than under an on-market buy-back.

1.5 AM I ENTITLED TO TENDER SHARES INTO THE BUY-BACK?

You are entitled to tender Shares into the Buy-Back if:

- Shares are registered in your name on the Buy-Back Record Date (Thursday, 29 December 2005);
- in accordance with the Settlement Rules, those Shares confer an entitlement to receive this Buy-Back Invitation (Eligible Shares);
- those shares are not Restricted Employee Shares (see Section 4.14); and
- you are not an Excluded Foreign Person.

Foreign shareholders should also refer to Section 4.6. In particular, the Buy-Back Invitation is not being made to any person who is (or who is acting for the account or benefit of a person who is) a resident of Canada. Ordinary shares allotted on conversion of PRYMES will not be registered in shareholders' names on the Buy-Back Record Date and will therefore not be eligible to be tendered into the Buy-Back.

1.6 DO I HAVE TO TENDER ANY OF MY SHARES INTO THE BUY-BACK?

No. Participation in the Buy-Back is on a voluntary basis. You do not have to tender your Shares into the Buy-Back if you do not want to. If you do not wish to participate, you do not have to do anything.

1.7 IF I TENDER, DO I HAVE TO TENDER ALL OF MY SHARES INTO THE BUY-BACK?

With the exception of holders of 70 Shares or less, you are entitled to tender some or all of the Shares registered in your name as at the Buy-Back Record Date. The maximum number of Shares that you are entitled to tender into the Buy-Back, being 100 per cent of your Eligible Shares, is set out on your personalised Tender Form enclosed with this booklet.

If you hold 70 Shares or less and you wish to participate in the Buy-Back:

- you must tender all of your Shares; and
- you may only tender those Shares at one of the specified Tender Discounts or as a Final Price Tender,

otherwise your Tender will be rejected.

1.8 WHAT IF I DO NOT PARTICIPATE IN THE BUY-BACK?

If you are an Excluded Foreign Person, or you choose not to participate, or you participate but none of your Shares are bought back, the number of shares you hold will not change as a result of the Buy-Back. However, you will benefit from any improvement in earnings per share and you will continue to be subject to the normal benefits and investment risks associated with share ownership.

1.9 WHAT PRICE WILL ST.GEORGE PAY TO BUY BACK MY SHARES UNDER THE BUY-BACK?

The Buy-Back Price will be the price that equates to the largest Tender Discount in the range from 8 per cent to 14 per cent inclusive (at 1 per cent intervals) to the Market Price that will enable St.George to acquire the amount of capital it determines to buy back.

For each Share purchased from you under the Buy-Back, you will receive a cash amount determined in accordance with the following formula.

A = B x (1 – C)

Where: **A is the Buy-Back Price**
(that is, the price per Share, rounded to the nearest cent, to be paid for all Shares bought back under the Buy-Back);

B is the Market Price
(rounded to four decimal places); and

C is the Buy-Back Discount.

So, for example, if the relevant Market Price is $29.50, and the Buy-Back Discount is 14 per cent, the Buy-Back Price would be $25.37 (i.e. $29.50 x (1 – 0.14)).

The Buy-Back Price will not exceed the Tax Value. The Tax Value is the price used by the ATO for Australian tax purposes to determine the deemed market value of the relevant Shares when the Buy-Back occurs. The Tax Value will be $28.21, adjusted for the movement in the S&P/ASX 200 Financials-x-Property Trusts Index from the opening of trading on 16 December 2005 to the close of trading on the Closing Date. The method for calculating the Tax Value is explained in more detail in Section 2.6.

A shareholder whose Tender is accepted by St.George under the Buy-Back will be paid the Buy-Back Price for each Share that is bought back, even if their selected Tender Discount represents a lower price than the Buy-Back Price.

1.10 HOW WILL I KNOW WHAT THE MARKET PRICE IS?

The Market Price is calculated as the volume weighted average price (VWAP) of St.George ordinary shares sold on the ASX over the five trading days up to and including the Closing Date (adjusted for certain trades – see the definition of VWAP in Section 5.1).

To provide an indication of the Market Price, St.George will calculate and make available to shareholders the running VWAP during this five trading day period, which will be updated cumulatively each day. The running VWAP will be published on St.George's website at www.stgeorge.com.au/buy-back and will be available through the Buy-Back enquiry line from 8.30am on Tuesday, 14 February 2006.

The actual Market Price, representing the VWAP for the full five trading day period, will be available by no later than 6.00pm, on the Closing Date, by accessing St.George's website or by calling the Buy-Back enquiry line on 1800 804 457 (toll free) within Australia or +61 3 9415 4024 from outside Australia between 8:30am and 5:30pm (Sydney time) Monday to Friday.

1.11 WHAT IS A FINAL PRICE TENDER?

A Final Price Tender is an offer to sell your Shares to St.George at the Buy-Back Price determined under the tender process.

The Buy-Back Price could be as high as an 8 per cent discount or as low as a 14 per cent discount to the Market Price. If a large number of Final Price Tenders are submitted, it is more likely that the Buy-Back Price will be at a larger discount to the Market Price.

Final Price Tenders are intended to make it easier for retail shareholders to participate successfully in the Buy-Back. Subject to the scale back mechanism (described in Sections 1.15 and 1.16 below) and any Minimum Price condition (described in Section 1.14 below) you impose, all of the Shares which you tender as a Final Price Tender will be bought back. A scale back will only apply to Final Price Tenders if the total number of Shares tendered at a 14 per cent Tender Discount or as Final Price Tenders exceeds the total number of Shares which St.George decides to buy back.

If you wish to increase the likelihood that your Shares will be bought back, you may consider submitting a Final Price Tender.

1.12 HOW WILL I KNOW WHAT THE BUY-BACK PRICE IS?

St.George will announce the Buy-Back Price to the ASX as soon as possible after the Closing Date. St.George expects this announcement to be on Tuesday, 21 February 2006. The announcement will also be posted on St.George's website, at www.stgeorge.com.au/buy-back.

1.13 WILL ALL THE SHARES I TENDER BE BOUGHT BACK?

St.George is targeting to buy back up to $300 million of Shares (approximately 2 per cent of the issued ordinary capital of St.George as at 30 December 2005, assuming a $25.37[1] Buy-Back Price). However, St.George reserves the right to vary the size of the Buy-Back or to buy back no Shares at all.

The success of your Tender(s) will depend on your Tender Discount, the number of Shares tendered and the Tender Discounts selected by other shareholders and the total number of Tenders St.George decides to accept. There is no guarantee that all or even some of your Tender(s) will be accepted.

As described in more detail in Section 1.15, if you tender your Shares at a Tender Discount smaller than the Buy-Back Discount, your Tender will be rejected and your Shares will not be bought back.

1.14 CAN I SPECIFY A MINIMUM PRICE FOR THE SALE OF MY SHARES INTO THE BUY-BACK?

You have the option of making your Tender conditional on the Buy-Back Price being no less than one of the four specified Minimum Prices set out on your Tender Form. This is an option available to you but it may impact on the success of your Tender.

If you are concerned that movements in the Market Price after you lodge your Tender may result in your Tender corresponding to a lower Buy-Back Price than the price at which you are willing to sell your Shares, then you may wish to make your Tender conditional on the Buy-Back Price being greater than or equal to a specified Minimum Price. If the Buy-Back Price is below your Minimum Price, then your Tender will be rejected and your Shares will not be bought back.

If you choose to make your Tender conditional on the Buy-Back Price being greater than or equal to one of the specified Minimum Prices, you must do this in addition to nominating a Tender Discount or a Final Price Tender. If you fail to nominate a Tender Discount or a Final Price Tender, and only make your Tender conditional on the Buy-Back Price being greater than or equal to a specified Minimum Price, your Tender will not be accepted by St.George. If you do not choose a Minimum Price, your Tender will still be valid.

1.15 HOW WILL ST.GEORGE DETERMINE SUCCESSFUL TENDERS AND ANY SCALE BACK?

If St.George proceeds with the Buy-Back and your Tender Discount:

- is smaller than the Buy-Back Discount, your Shares will not be bought back; or
- is equal to or greater than the Buy-Back Discount, or you lodged a Final Price Tender, your Shares the subject of the Tender will be bought back, subject to any scale back (and, if applicable, any Minimum Price condition).

If you have chosen a Minimum Price and the Buy-Back Price is below that Minimum Price, your Tender will be rejected.

When may a scale back apply?

A scale back may apply if the total number of Shares tendered at a discount which is equal to or greater than the Buy-Back Discount, and as Final Price Tenders, is more than the total number of Shares that St.George determines to buy back. In such circumstances, a scale back would apply as follows.

If the Buy-Back Discount is between 8 per cent and 13 per cent inclusive

Where the Buy-Back Discount is between 8 per cent and 13 per cent inclusive:

(a) Tenders at a Tender Discount greater than the Buy-Back Discount and Final Price Tenders will be accepted in full;

(b) Tenders at a Tender Discount smaller than the Buy-Back Discount will be rejected;

(c) Tenders conditional on a Minimum Price that is greater than the Buy-Back Price will be rejected;

(d) Small Holding Tenders (see below) will be accepted in full; and

(e) Shares tendered at the Buy-Back Discount (other than Final Price Tenders and Small Holding Tenders) will be scaled back on a pro-rata basis.

If the Buy-Back Discount is 14 per cent

Where the Buy-Back Discount is 14 per cent:

(a) Tenders at a Tender Discount smaller than the Buy-Back Discount will be rejected;

(b) Tenders conditional on a Minimum Price that is greater than the Buy-Back Price will be rejected;

(c) a Priority Allocation (see below) will be bought back from each shareholder who tendered Shares at the Buy-Back Discount or as a Final Price Tender;

(d) Small Holding Tenders (see below) will be accepted in full; and

(e) Tenders at a Tender Discount equal to the Buy-Back Discount and Final Price Tenders (other than Priority Allocations and Small Holding Tenders) will be scaled back on a pro-rata basis.

When the scale back is applied, all fractions will be rounded down to the nearest Share.

Note

1 $25.37 is an illustrative example only and assumes a 14 per cent discount to a share price of $29.50. You should not rely on this price as being the Buy-Back Price. See Section 1.9 for an explanation of how the Buy-Back Price will be determined.

What is the Priority Allocation?
The Priority Allocation only arises if the Buy-Back Discount is 14 per cent. In the event of a scale back, St.George will buy back the first 180 Shares in aggregate successfully tendered at a 14 per cent Tender Discount or as a Final Price Tender by each shareholder, or such lesser number of Shares as is determined by St.George to be the Priority Allocation. Of course, if you successfully tender less than the Priority Allocation, then all of your Shares so tendered would be bought back as your Priority Allocation. If you successfully tender more Shares than the Priority Allocation, any excess will be scaled back on a pro-rata basis.

St.George is offering the Priority Allocation to ensure that small shareholders are not disadvantaged by any scale back and have the greatest opportunity to participate in the Buy-Back.

What is a Small Holding Tender?
A Small Holding Tender is a Tender submitted by a shareholder who tenders all of their Shares at a Tender Discount equal to or greater than the Buy-Back Discount or as a Final Price Tender and who would have a Small Holding (i.e. 70 shares or less) created as a result of a scale back. As indicated above, Small Holding Tenders will not be scaled back.

However, your Tender will not be a Small Holding Tender if you become the registered holder of additional ordinary shares in St.George after the Buy-Back Record Date such that, at the Closing Date and following any scale back, you would hold more than 70 shares.

1.16 HOW WILL THE SCALE BACK AFFECT MY TENDER?

The details of any scale back will be announced as soon as practicable after the Closing Date. St.George expects to make this announcement on Tuesday, 21 February 2006. You can access the announcement from the St.George website at www.stgeorge.com.au/buy-back.

To assist you in understanding how a scale back may affect your Tender, two illustrative examples are set out below.

Assumptions
For each example, assume that five shareholders, holding a different number of Shares in St.George, submit Tenders into the Buy-Back. In each example:

- the Buy-Back Discount (and corresponding Buy-Back Price) and the scale back percentage are different; but
- the particular shareholder's total holding, number of Shares tendered and Tender Discount(s) are the same.

Example 1: 14 per cent Buy-Back Discount and 20 per cent scale back
It is assumed that the Market Price is $29.50 and the Buy-Back Discount is 14 per cent, resulting in a Buy-Back Price of $25.37[1]. It is also assumed that there is a 20 per cent scale back and that shareholders have not specified a Minimum Price. In these circumstances, the outcome of each Tender would be as follows:

Shareholder A: tendered all of their 500 Shares as a Final Price Tender. The Tender would be successful and all 500 Shares would be bought back at the Buy-Back Price of $25.37. This is a Small Holding Tender as following the Priority Allocation and scale back, Shareholder A would be left with less than 70 shares (see scale back table on the following page).

Shareholder B: tendered 500 of their 1,500 Shares at a Tender Discount of 12 per cent which is smaller than the Buy-Back Discount, so no Shares would be bought back.

Shareholder C: tendered 10,000 of their 15,000 Shares at a Tender Discount equal to the Buy-Back Discount of 14 per cent. As a result of the 20 per cent scale back (see scale back table on the following page), Shareholder C would have 8,036 Shares bought back at the Buy-Back Price of $25.37. This is not a Small Holding Tender as Shareholder C did not tender all of their Shares at Tender Discount(s) greater than or equal to the Buy-Back Discount or as a Final Price Tender and in any event, would not be left with a Small Holding after the 20 per cent scale back was applied.

Shareholder D: tendered 500 of their Shares at an 8 per cent Tender Discount, 1,000 Shares at a 12 per cent Tender Discount and 1,000 Shares as a Final Price Tender. Each of the 8 per cent and 12 per cent Tender Discounts would not be successful as they are smaller than the Buy-Back Discount of 14 per cent. The Final Price Tender would be partially successful; as a result of the 20 per cent scale back, Shareholder D would have 836 Shares bought back (see scale back table on the following page) at the Buy-Back Price of $25.37. This is not a Small Holding Tender as Shareholder D did not tender all of their Shares at Tender Discount(s) greater than or equal to the Buy-Back Discount or as a Final Price Tender and in any event, would not be left with a Small Holding after the 20 per cent scale back was applied.

Shareholder E: tendered 400 of their 600 Shares at a Tender Discount of 14 per cent. As a result of the 20 per cent scale back (see scale back table on the following page), Shareholder E would have 356 Shares bought back at the Buy-Back Price of $25.37. This is not a Small Holding Tender as Shareholder E did not tender all of their Shares at Tender Discount(s) greater than or equal to the Buy-Back Discount or as a Final Price Tender and in any event, would not be left with a Small Holding after the 20 per cent scale back was applied.

Shareholder	Total Shares held	Shares tendered	Tender Discount	Price represented by Tender Discount ($)	Outcome
A	500	500	Final Price Tender	$25.37	Successful, all 500 Shares bought back
B	1,500	500	12%	$25.96	Not successful, no Shares bought back
C	15,000	10,000	14%	$25.37	Partially successful, 8,036 Shares bought back
D	2,500	500	8%	$27.14	Not successful, no Shares bought back
		1,000	12%	$25.96	Not successful, no Shares bought back
		1,000	Final Price Tender	$25.37	Partially successful, 836 Shares bought back
E	600	400	14%	$25.37	Partially successful, 356 Shares bought back

Note
1 This is an illustrative example only. You should not rely on $29.50 being the Market Price, or $25.37 being the Buy-Back Price.

Example 1: Scale back table

Shareholder	Shares tendered at a 14% Tender Discount or as Final Price Tenders	Shares subject to scale back[1]	Scale back[2]	Tender post scale back and Priority Allocation[2,3]	Shares remaining[4]	Small Holding Tender[5]	Shares that are bought back[6]
A	500	320	20%	436	64	Yes	500
B	0	Scale back not applicable					
C	10,000	9,820	20%	8,036	1,964	No	8,036
D	1,000	820	20%	836	164	No	836
E	400	220	20%	356	44	No	356

Example 2: 12 per cent Buy-Back Discount and 40 per cent scale back
It is assumed that the Market Price is $29.50 and the Buy-Back Discount is 12 per cent, resulting in a Buy-Back Price of $25.96[7]. It is also assumed that there is a 40 per cent scale back. In these circumstances, the outcome of each Tender would be as follows:

Shareholder A: tendered all of their 500 Shares as a Final Price Tender. The Tender would be successful and 500 Shares would be bought back at the Buy-Back Price of $25.96. Final Price Tenders will not be scaled back because the Buy-Back Discount (i.e. 12 per cent) is not the largest Tender Discount of 14 per cent.

Shareholder B: the Tender would be partially successful; as a result of the 40 per cent scale back, Shareholder B would have 300 Shares bought back (see scale back table on the following page) at the Buy-Back Price of $25.96.

Shareholder C: the Tender would be successful as the 14 per cent Tender Discount is greater than the 12 per cent Buy-Back Discount. All 10,000 Shares would be bought back at the Buy-Back Price of $25.96.

Shareholder D: the 500 Shares tendered at an 8 per cent Tender Discount would not be successful as this is smaller than the 12 per cent Buy-Back Discount. The 1,000 Shares tendered at a 12 per cent Tender Discount would be partially successful and, as a result of the 40 per cent scale back, Shareholder D would have 600 Shares bought back (see scale back table on the following page) at the Buy-Back Price of $25.96. The 1,000 Shares tendered as a Final Price Tender would also be bought back at the Buy-Back Price of $25.96. Shares tendered as a Final Price Tender will not be scaled back as the Buy-Back Discount (i.e.12 per cent) is not the largest Tender Discount of 14 per cent.

Shareholder E: the Tender would be successful as the 14 per cent Tender Discount is greater than the 12 per cent Buy-Back Discount. All 400 Shares would be bought back at the Buy-Back Price of $25.96.

Shareholder	Total Shares held	Shares tendered	Tender Discount	Price represented by Tender Discount ($)	Outcome
A	500	500	Final Price Tender	$25.96	Successful, all 500 Shares bought back
B	1,500	500	12%	$25.96	Partially successful, 300 Shares bought back
C	15,000	10,000	14%	$25.37	Successful, all 10,000 Shares bought back
D	2,500	500	8%	$27.14	Not successful, no Shares bought back
		1,000	12%	$25.96	Partially successful, 600 Shares bought back
		1,000	Final Price Tender	$25.96	Successful, all 1,000 Shares bought back
E	600	400	14%	$25.37	Successful, all 400 Shares bought back

Notes:
1 Under the Priority Allocation, the first (up to) 180 Shares are bought back from each shareholder who successfully tenders Shares at a Tender Discount equal to the Buy-Back Discount (including Final Price Tenders under this example), before scale back applies. For example, Shareholder A has 320 Shares that are subject to scale back (500-180=320).
2 A scale back of 20 per cent means 80 per cent of the Shares subject to scale back would be bought back (not including Small Holding Tenders).
3 When the scale back is calculated, fractions will be rounded down to the nearest Share.
4 Shares remaining refers only to Shares remaining from those Shares which were tendered at a 14 per cent Tender Discount or as a Final Price Tender.
5 Shareholder A tendered all of their Shares as a Final Price Tender. As a result of the Priority Allocation and scale back they would be left with less than 70 shares and so the Tender is a Small Holding Tender. Neither shareholder C, D nor E tendered all of their Shares as a Final Price Tender or at Tender Discount(s) greater than or equal to the Buy-Back Discount, so their Tenders are not Small Holding Tenders. In any event, Shareholders C and D have more than 70 shares remaining after the Priority Allocation and scale back.
6 Shares that are bought back refers only to Shares that are bought back from those Shares which were tendered at a 14 per cent Tender Discount or as a Final Price Tender.
7 This is an illustrative example only. You should not rely on $29.50 being the Market Price, or $25.96 being the Buy Back Price.

Example 2: Scale back table

Shareholder	Shares tendered at a 12% Tender Discount[1]	Shares subject to scale back[2]	Scale back[3]	Tender post scale back[3,4]	Shares remaining[5]	Small Holding Tender[6]	Shares that are bought back[7]
A	0	Scale back not applicable					
B	500	500	40%	300	200	No	300
C	0	Scale back not applicable					
D	1,000	1,000	40%	600	400	No	600
E	0	Scale back not applicable					

1.17 PERFORMANCE OF ST.GEORGE SHARES OVER THE PREVIOUS SIX MONTHS

The closing price of St.George shares on the ASX on Friday, 30 December 2005, was $29.66.

St.George's highest and lowest market sale prices and average closing prices on the ASX during each of the preceding six months were as follows:

Period	Low ($)[8]	High ($)[8]	Average closing price ($)[9]
July 2005	25.33	27.05	26.17
August 2005	26.05	27.10	26.58
September 2005	26.91	28.38	27.62
October 2005	26.31	28.28	27.12
November 2005	27.07	29.94	28.60
December 2005	27.82	29.99	28.75

Source: IRESS

A graph indicating the share price performance of St.George over the period from 1 January 2004 to 30 December 2005 is set out below.

St.George share price: 1 January 2004 to 30 December 2005



30
25
20
15
10
Daily closing share price ($)
JAN 04
APR 04
JUL 04
OCT 04
JAN 05
APR 05
JUL 05
OCT 05

Source: IRESS

Notes:
1 Final Price Tenders are not subject to scale back, because the Buy-Back Price is not based on the largest Tender Discount of 14 per cent.
2 The Buy-Back is not at the largest Tender Discount of 14 per cent and therefore no Priority Allocation applies in this case.
3 A scale back of 40 per cent means 60 per cent of the Shares subject to scale back would be bought back (not including Small Holding Tenders).
4 When the scale back is calculated, fractions will be rounded down to the nearest Share.
5 Shares remaining refers only to Shares remaining from those Shares which were tendered at a 12 per cent Tender Discount.
6 Neither shareholder B nor D tendered all of their Shares as a Final Price Tender or at Tender Discount(s) greater than or equal to the Buy-Back Discount, so their Tenders are not Small Holding Tenders. In any event, shareholders B and D have more than 70 shares remaining after the scale back.
7 Shares that are bought back refers only to Shares that are bought back from those Shares which were tendered at a 12 per cent Tender Discount.
8 Based on trading of ordinary shares during normal ASX trading hours, generally from around 10.00am to 4.00pm.
9 Calculated as the average of the closing prices of St.George ordinary shares on the ASX for each trading day over the relevant month.

1.18 HOW DO I PARTICIPATE IN THE BUY-BACK?

Step 1 – Decide how many Shares you wish to Tender

Having decided to participate in the Buy-Back, you then need to decide how many Shares you wish to tender.

The personalised Tender Form enclosed with this booklet sets out the **maximum** number of Shares you may tender. You may tender any number of Shares up to this maximum number but see step 2 below if you hold 70 Shares or less.

Once you submit a Tender you should not, before the Buy-Back Date, sell or offer to sell to anyone else the Shares you have tendered into the Buy-Back, unless you first withdraw or amend your Tender (see Section 1.19).

Step 2 – Choose your Tender Discount(s) and/or a Final Price Tender

Once you have determined the number of Shares you wish to tender, you need to indicate the discount(s) to the Market Price at which you are willing to tender those Shares.

You may tender your Shares at any discount from 8 per cent to 14 per cent inclusive (at 1 per cent intervals) to the Market Price or as a Final Price Tender. The discount at which you tender your Shares will represent the lowest price (i.e. the largest discount to the Market Price) at which St.George will buy back your Shares if your Tender is successful.

If you wish to increase the likelihood that your Shares will be bought back, you may consider submitting a Final Price Tender (see Section 1.11).

If you hold more than 70 Shares and you wish to participate in the Buy-Back, you may tender different parcels of your Shares at different Tender Discounts and/or as a Final Price Tender. For example, you may tender half of the Shares you wish to sell at a 13 per cent Tender Discount and half as a Final Price Tender. However, you may not tender the same Shares at different Tender Discounts and as a Final Price Tender. Each parcel of Shares tendered at a different Tender Discount or as a Final Price Tender is treated as a separate Tender. The total number of Shares you tender into the Buy-Back should not exceed the number of Shares you held as at the Buy-Back Record Date (as set out on your Tender Form).

If you hold 70 Shares or less and you wish to participate in the Buy-Back, you may only submit one Tender in respect of all of your Shares and such a Tender must be at one of the specified Tender Discounts or as a Final Price Tender.

TAX CALCULATOR AND RUNNING VWAP

To assist you, a tax calculator has been provided on St.George's website at *www.stgeorge.com.au/buy-back*.

For the purposes of the Buy-Back, St.George will commence calculating a running VWAP of St.George ordinary shares from 13 February 2006 which will be updated cumulatively each day. The running VWAP will be published on St.George's website at www.stgeorge.com.au/buy-back and will be available through the Buy-Back enquiry line (on 1800 804 457 (toll free) within Australia or +61 3 9415 4024 if you are calling from outside Australia) from 8.30am on Tuesday, 14 February 2006.

Please note that this running VWAP will be an estimate given that it will only include trading from opening on Monday, 13 February 2006 to the close of the previous day. The actual Market Price, representing the VWAP for the full five trading day period, will be available no later than 6.00pm on the Closing Date (scheduled to be Friday, 17 February 2006).

Shareholders may wish to delay submitting their Tender until towards the end of the Tender Period, so that they can consider *the approximate or actual Market Price before submitting* their Tender.

Step 3 – Nominate a Minimum Price (optional)

In addition to choosing to tender your Shares at one or more specified Tender Discounts and/or as a Final Price Tender, you may also elect to impose a Minimum Price on your Tender (see Section 1.14).

If you select a Minimum Price, your Tender will be conditional upon the Buy-Back Price being greater than or equal to the Minimum Price you have specified on your Tender Form. If you nominate a Minimum Price on your Tender Form and the Buy-Back Price is lower than your nominated Minimum Price, your Shares will not be bought back. The Minimum Price you nominate can only be one of the four listed Minimum Prices specified on the Tender Form.

Step 4 – Submit your Tender(s)

How you submit your Tender will depend on the type of holding you have, as specified on the enclosed Tender Form.

ISSUER SPONSORED HOLDINGS

Once you have determined:

- the number of Shares you wish to sell;
- your Tender Discount(s) and/or any Final Price Tender; and
- if you so choose, your Minimum Price,

you need to complete and sign your personalised Tender Form and return it to the Registry.

Your completed Tender Form must be received by the Registry by no later than 7.00pm (Sydney time) on the Closing Date (scheduled to be Friday, 17 February 2006) at:

IF SENDING BY MAIL:
St.George Buy-Back Tender
C/- Computershare Investor Services Pty Limited
GPO Box 7043
Sydney NSW 2001
AUSTRALIA

IF DELIVERING IN PERSON:
St.George Buy-Back Tender
C/- Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

IF SENDING BY FACSIMILE:
St.George Buy-Back Tender
+61 3 9473 2141

You can use the enclosed reply-paid envelope if you are posting your Tender Form in Australia. If you are sending your Tender Form by facsimile, do **NOT** send your original Tender Form to the Registry.

St.George will not accept your Tender Form unless it is actually received by one of the above methods by no later than 7.00pm (Sydney time) on the Closing Date (scheduled to be Friday, 17 February 2006). You should allow sufficient time for this to occur if you are sending your Tender Form by mail.

CHESS HOLDINGS

Once you have determined:

- the number of Shares you wish to tender;
- your Tender Discount(s) and/or any Final Price Tender; and
- if you so choose, your Minimum Price,

you need to instruct your controlling participant (normally your broker) in sufficient time for them to process your Tender by 7.00pm (Sydney time) on the Closing Date (scheduled to be Friday, 17 February 2006). The name of the controlling participant who manages your CHESS Holding as at the Buy-Back Record Date is printed on your Tender Form.

If you are a CHESS Holder, you should **NOT** send your Tender Form to the Registry. Instead, you will receive written confirmation from the ASTC of the Tenders made on your holding or Tenders withdrawn by your controlling participant. You should be aware that, irrespective of its wording, this confirmation is not an acceptance by St.George of any Tender.

If you have any questions in relation to the processing of your Tender Form, please contact the Buy-Back enquiry line on 1800 804 457 (toll free) within Australia or on +61 3 9415 4024 from outside Australia between 8.30am and 5.30pm (Sydney time) Monday to Friday. The Buy-Back enquiry line will remain open until 7.00pm (Sydney time) on the Closing Date.

1.19 CAN I WITHDRAW OR AMEND MY TENDER?

Once you have submitted a Tender, it can be withdrawn or amended by following the procedures set out below prior to 7.00pm (Sydney time) on the Closing Date.

Issuer Sponsored Holdings

To withdraw or amend a Tender you have submitted you will need a Withdrawal/Amendment Form, a copy of which is included in the back of this booklet. Additional copies can be obtained from the St.George website at www.stgeorge.com.au/buy-back or by contacting the Buy-Back enquiry line on 1800 804 457 (toll free) within Australia or on +61 3 9415 4024 from outside Australia between 8.30am and 5.30pm (Sydney time) Monday to Friday.

WITHDRAWAL OF TENDERS

You can withdraw all of your Tenders by ticking the "Withdrawal" box on the Withdrawal/Amendment Form, completing your shareholder details, signing the form and returning it to the Registry at the address provided so that it is received by no later than 7.00pm (Sydney time) on the Closing Date. If the Registry does not receive your Withdrawal/Amendment Form by this time, your withdrawal will be of no effect.

AMENDMENT OF TENDERS

If you wish to change the terms of some or all of your Tenders or you wish to withdraw some (but not all) of your Tenders, then you must tick the "Amendment" box on the Withdrawal/Amendment Form. You must then complete your shareholder details and the details of all of your Tenders in accordance with the instructions shown on the form and return the form to the Registry at the address provided so that it is received by no later than 7.00pm (Sydney time) on the Closing Date.

The effect of amending your Tenders, by submitting a Withdrawal/Amendment Form, will be to withdraw all of your previous Tenders and replace them with the Tenders detailed on the Withdrawal/Amendment Form. If you wish to change some but not all of your previous Tenders, then you will still need to complete the details of all of your Tenders that you wish to submit as if you had not previously submitted any.

If your Withdrawal/Amendment Form is incomplete or incorrect, the Registry will attempt to contact you before the Closing Date. Where there is insufficient time or you cannot be contacted, your Withdrawal/Amendment Form will not be accepted and your existing Tender may be accepted into the Buy-Back.

Completing a Withdrawal/Amendment Form (as set out above) to amend any of your Tenders will not be effective unless it is received by the Registry by 7.00pm (Sydney time) on the Closing Date.

CHESS Holdings

If you have a CHESS Holding, you will need to instruct your controlling participant (normally your broker) in sufficient time for them to process your amendment or withdrawal by no later than 7.00pm (Sydney time) on the Closing Date.

If you have a CHESS Holding, you should **NOT** send a Withdrawal/Amendment Form to the Registry.

The effect of your controlling participant withdrawing or amending one of more of your Tenders will be to withdraw those Tenders, and in the case of an amendment, to replace the amended Tenders with new Tenders.

If you are a CHESS Holder, you will receive written confirmation from ASTC of the withdrawals/amendments made in relation to your holding by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by St.George of your withdrawal or amendment of any Tender.

1.20 HOW CAN I OBTAIN ADDITIONAL TENDER OR WITHDRAWAL/AMENDMENT FORMS?

If you require an additional Withdrawal/Amendment Form or any replacement Tender Forms, please call the Buy-Back enquiry line on 1800 804 457 (toll free) within Australia or on +61 3 9415 4024 from outside Australia between 8.30am and 5.30pm (Sydney time) Monday to Friday. A copy of the Withdrawal/Amendment Form will also be available from the St.George website at www.stgeorge.com.au/buy-back.

1.21 HOW WILL I KNOW HOW MANY OF MY SHARES HAVE BEEN BOUGHT BACK?

By no later than Wednesday, 1 March 2006, St.George intends to send to all shareholders who have tendered their Shares into the Buy-Back a statement notifying them of the number of their Shares (if any) that have been bought back by St.George and the Buy-Back Price.

Shareholders can also access this information from Tuesday, 21 February 2006 by contacting the Registry on 1800 804 457 (toll free) within Australia or on +61 3 9415 4024 from outside Australia between 8:30am and 5:30pm (Sydney time) Monday to Friday. If you are a CHESS Holder, ASTC will provide you with written confirmation of the successful Tenders made on your holding or Tenders withdrawn by your controlling participant.

1.22 HOW WILL I RECEIVE PAYMENT FOR SHARES BOUGHT BACK?

All payments will be made in Australian dollars. If you have a direct credit authority for the payment of dividends on your Shares recorded on the St.George Share Register by 7.00pm on the Closing Date, all proceeds due to you under the Buy-Back will be credited to your nominated bank account.

Alternatively, if you wish to receive payment for your Shares bought back by St.George in a form that is different to your current direct credit instructions for payment of dividends on your Shares, you may either:

- change your current direct credit instructions; or
- elect to receive your payment by cheque in Australian dollars by providing written instructions to the Registry before 7.00pm (Sydney time) on the Closing Date.

Please note that if you do alter your nominated bank account details, this will be taken to be your nominated bank account for future dividend payments.

Cheques and direct credit advices will be mailed, at your risk, to your address as shown on the St.George Share Register at 7.00pm (Sydney time) on the Closing Date.

Payments to bank accounts and dispatch of cheques to the addresses specified above are expected to be completed by no later than Wednesday, 1 March 2006 and will satisfy St.George's obligation to pay you for any Shares that St.George buys back.

1.23 CAN I TRADE MY SHARES AFTER SUBMITTING A TENDER?

Once you have tendered any Shares into the Buy-Back, you should not:

- sell or offer to sell those Shares;
- convert those Shares from an Issuer Sponsored Holding to a CHESS Holding or vice versa; or
- move those Shares between CHESS Holdings (for instance, if you change your controlling participant).

However, any Shares which you have not tendered into the Buy-Back may be sold or otherwise dealt with in the ordinary manner. Any Shares sold or otherwise dealt with after the ex-entitlement date for the Buy-Back (21 December 2005) will generally not confer an entitlement to participate in the Buy-Back.

Once you have submitted a Tender, the number of Shares you have tendered will be locked and placed in a "sub-position" in the St.George Share Register. You will not be able to deal successfully with those Shares until they are released from the sub-position. For the Shares to be released from that sub-position before the end of the Tender Period, you must withdraw or amend your Tender in accordance with the procedures set out in Section 1.19.

Withdrawals or amendments made in accordance with these procedures may not take immediate effect. You should take this into consideration if you wish to sell or offer to sell any of the Shares which you have tendered. If, at the Buy-Back Date, you do not hold at least the number of Shares you successfully tendered, St.George may, at its discretion, reject your Tender(s) or treat your Tender(s) as if you had tendered the number of Shares held by you at the Closing Date (see Section 4.13 for further details).

1.24 CAN I PURCHASE SHARES DURING THE TENDER PERIOD?

Shareholders who tender their Shares into the Buy-Back should be able to purchase additional shares in St.George on or after 21 December 2005 (on an ex-entitlement basis) without compromising their tax position on Shares sold into the Buy-Back. This is because:

- those additional shares will not carry an entitlement to participate in the Buy-Back; and
- the ATO has agreed that shares acquired on an ex-entitlement basis on or after 21 December 2005 (and so do not carry an entitlement to participate in the Buy-Back) will be excluded from the "last-in-first-out" principle of the 45 day rule. These newly purchased Shares will therefore not affect shareholders' ability to receive franking credits on Shares acquired before that date which are bought back in the Buy-Back (see Section 2.7).

General information on the Australian income tax and CGT implications for shareholders participating in the Buy-Back is included in Section 2, although eligible shareholders will need to consider their own particular tax circumstances.

1.25 HOW DOES THE BUY-BACK COMPARE TO SELLING MY SHARES ON THE ASX?

Depending on your individual circumstances, if you sell your Shares on the ASX, the Australian income taxation implications of doing so may be different from selling your Shares into the Buy-Back (see Section 2 for more details in relation to Australian income tax and CGT implications).

In addition, to execute a share sale on the ASX, you may need to pay brokerage whereas you should not need to pay brokerage to participate in the Buy-Back.

However, if you were to sell your Shares through the ASX, it is likely that you would be able to sell your Shares for a higher price than the Buy-Back Price. This is because the prices at which shareholders can tender Shares into the Buy-Back are at a discount of between 8 per cent and 14 per cent inclusive to the Market Price. Accordingly, it is likely that St.George's share price on the ASX, during and possibly after the Tender Period, will be higher than the Buy-Back Price determined by St.George.

By making the Buy-Back Invitation to shareholders and in setting the range of Tender Discounts, St.George is not making any recommendation to you as to whether to participate in the Buy-Back, or giving any advice on the value of your Shares.

To give you an indication of the after-tax proceeds from participating in the Buy-Back compared with selling your Shares on-market, a tax calculator has been provided on St.George's website at www.stgeorge.com.au/buy-back.

Before you decide what to do with your Shares, St.George strongly recommends that you seek your own professional advice.

1.26 IF I TENDER SHARES INTO THE BUY-BACK, CAN I STILL VOTE AT ANY GENERAL MEETING HELD BEFORE THE CLOSING DATE?

Yes. While there is currently no general meeting scheduled to be held prior to the Closing Date, in the event that any general meeting is called, shareholders who tender their Shares to St.George will be entitled to vote in respect of those Shares (in accordance with the voting rights attached to those Shares) at any general meeting that is held on or before 7.00pm on the Closing Date.



2. AUSTRALIAN TAX IMPLICATIONS FOR SHAREHOLDERS

The following discussion is intended only as a general summary of the Australian income tax and CGT implications for shareholders of participating in the Buy-Back.

Unless otherwise specified, this discussion is based on Australian income tax legislation and administrative practice as at 5 January 2006. These laws, the interpretation of them by the courts, and administrative practice may change at any time, possibly with retrospective effect.

St.George has received a draft Class Ruling from the ATO in relation to the income tax and CGT implications for shareholders who participate in the Buy-Back, which is consistent with the statements contained in this summary.

However, the ATO will not issue the Class Ruling in a form that is binding on the Commissioner of Taxation until after completion of the Buy-Back. Therefore, it is possible, although our external tax adviser thinks it unlikely, that when the Class Ruling is gazetted by the ATO, it may express a view contrary to that set out below.

This general summary of the Australian income tax implications of participating in the Buy-Back is limited to shareholders who hold their Shares on capital account. The income tax and CGT consequences for shareholders who hold their Shares otherwise than on capital account, for example, those who carry on a business in dealing with shares, may differ significantly from those discussed below.

If you decide to participate in the Buy-Back, your particular tax treatment will depend on your own circumstances. **It is therefore important that you obtain professional tax advice to take into account your particular circumstances.**

2.1 INTRODUCTION

The Buy-Back will constitute an "off-market" buy-back for tax purposes. As such, the Buy-Back Price in excess of $6.54 for each Share disposed of under the Buy-Back will generally be treated as a fully franked dividend for Australian tax purposes.

A shareholder participating in the Buy-Back will be taken, for CGT purposes, to have disposed of their Shares when St.George accepts the Tender. This is anticipated to be on Tuesday, 21 February 2006.

For CGT purposes, shareholders other than companies will be treated as having disposed of each of their Shares for an amount equal to $6.54 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. The Tax Value is equal to the market value of the Shares when St.George accepts the Tender, calculated on the basis as if the Buy-Back had not occurred and had never been intended to occur. The Tax Value of each Share is expected to be $28.21, adjusted for the movement in the S&P/ASX 200 Financials-x-Property Trusts Index from the commencement of trading on the ASX on 16 December 2005 to the close of trading on the ASX on the Closing Date (see Section 2.6).

2.2 AUSTRALIAN RESIDENT INDIVIDUAL

(a) Income Tax – Treatment of the dividend component of the Buy-Back Price

An Australian resident individual participating in the Buy-Back will be taken to have received a fully franked dividend equal to the excess of the Buy-Back Price over $6.54 for each Share bought back. The dividend will be included in the individual's assessable income.

If a shareholder whose Shares are bought back is entitled to the benefit of the franking credit on the dividend (see Section 2.7 below), the shareholder will also:

- include the amount of the franking credit on the dividend in their assessable income; and
- be entitled to a tax offset equal to the amount of the franking credit.

The tax offset may reduce the total tax payable by the shareholder on their taxable income. If the tax offset exceeds the total tax payable by the shareholder on their taxable income, the shareholder may be entitled to a refund of that excess.

(b) Capital Gains Tax – Disposal of Shares (acquired after 19 September 1985)[1]

An Australian resident individual participating in the Buy-Back will be taken for CGT purposes to have disposed of each Share for capital proceeds equal to $6.54 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. The method for calculating the Tax Value is discussed in Section 2.6.

The calculation of any capital gain in respect of Shares bought back will depend on when the Shares were bought. If a shareholder has held their Shares for less than 12 months, the amount of any capital gain will be calculated as the excess of the capital proceeds (as described above) over the CGT cost base of the Share. If the Shares were acquired at or before 11.45am (ACT time) on 21 September 1999, the shareholder may choose whether to index the cost base to 30 September 1999 or apply the CGT discount (which reduces the gain, net of any capital losses, by 50 per cent). Shareholders who acquired their Shares after 21 September 1999 and have held their Shares for more than 12 months may be entitled to the CGT discount in calculating any net capital gain on disposal.

Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal.

A capital loss for a Share disposed of under the Buy-Back will be the excess of the CGT reduced cost base of the Share (generally equal to the CGT cost base of the Share) over the capital proceeds. No allowance for indexation is made in determining the reduced cost base of the Share for this purpose.

The capital loss which arises under the Buy-Back may be greater than the capital loss which may have arisen under an equivalent sale of the Shares on-market. This is because the capital proceeds for each Share disposed of under the Buy-Back is equal to $6.54 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price, rather than the price at which the shareholder would have sold their Shares on-market. The lower capital proceeds means that any capital gain which would have otherwise arisen on disposal of the Shares is reduced or eliminated.

Note

1 Shares acquired on or before 19 September 1985 will not normally be subject to CGT in Australia, however, the dividend component of the Buy-Back Price for such Shares will be relevant for income tax purposes.

A capital loss that arises from the Buy-Back can only be used to offset capital gains made by the individual shareholder. Capital losses that are not used in the year in which they arise may be carried forward and used to offset capital gains made in later years.

Any capital loss arising from the Buy-Back cannot be offset against the dividend or any franking credits included in the shareholder's assessable income from the Buy-Back.

The table on page 20 provides illustrative examples of the potential tax consequences for an Australian resident individual disposing of their Shares into the Buy-Back. The actual tax consequences will depend on the Buy-Back Price, the Tax Value, the individual's applicable marginal tax rate and their CGT cost base for the Shares.

It is important to understand that the table is an illustrative example only and is based on a number of assumptions including:

(a) an assumed Buy-Back Price which may not be the actual Buy-Back Price. The actual Buy-Back Price and the amount of the frankable distribution will not be known until after the Closing Date;

(b) a Tax Value which may change depending on the movement in the S&P/ASX 200 Financials-x-Property Trusts Index up to the Closing Date; and

(c) two illustrative cost bases of $15.00 and $20.00 per Share.

The actual tax consequences for an individual may be different because of their particular circumstances.

2.3 AUSTRALIAN RESIDENT COMPANY

(a) Income Tax – Treatment of the dividend component of the Buy-Back Price

An Australian resident company participating in the Buy-Back will be taken to have received a fully franked dividend equal to the excess of the Buy-Back Price over $6.54 for each Share bought back.

The shareholder will be required to include the dividend in its assessable income.

If the shareholder is entitled to the benefit of the franking credit on the dividend (see Section 2.7 below), the shareholder will also:

- include the amount of the franking credit on the dividend in its assessable income;
- be entitled to a tax offset equal to the amount of the franking credit; and
- be entitled to a credit in its own franking account equal to the amount of the franking credit on the dividend.

No refund will be available if the tax offset exceeds the tax payable by the shareholder. However, if the shareholder has excess franking offsets, the excess franking offsets may be converted into an amount of a tax loss in certain circumstances.

(b) Capital Gains Tax – Disposal of Shares (acquired after 19 September 1985)[1]

An Australian resident company participating in the Buy-Back will be taken for CGT purposes to have disposed of each Share for capital proceeds of $6.54 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. The method for calculating the Tax Value is discussed in Section 2.6.

A capital gain for a Share disposed of under the Buy-Back will be the excess of the capital proceeds (as described above) over the CGT cost base of the Share. If the Share was acquired at or before 11.45am (ACT time) on 21 September 1999, the cost base may be indexed to 30 September 1999.

Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal.

A capital loss for a Share disposed of under the Buy-Back will be the excess of the CGT reduced cost base of the Share (ignoring any indexation) over the amount of the capital proceeds (as described above). However, any capital loss that does arise will be reduced or eliminated. This is because the capital loss (if any) that would otherwise have arisen to a company from disposing of its shares under an off-market share buy-back is reduced by the amount of the dividend component that is franked. Due to the complexity of the provisions, it is very important that Australian resident companies seek their own independent taxation advice before participating in the Buy-Back.

If a capital loss does arise from the Buy-Back, it can only be used to offset capital gains. Capital losses that are not used in the year in which they arise may be carried forward and used to offset capital gains made in later years, subject to satisfaction of the continuity of ownership test or the same business test.

Any capital loss arising from the Buy-Back cannot be offset against the dividend or the amount of any franking credits included in the shareholder's assessable income.

2.4 AUSTRALIAN COMPLYING SUPERANNUATION ENTITY

(a) Income Tax – Treatment of the dividend component of the Buy-Back Price

An Australian complying superannuation entity participating in the Buy-Back will be taken to have received a fully franked dividend equal to the excess of the Buy-Back Price over $6.54 for each Share bought back. The shareholder will be required to include in its assessable income the amount of the dividend.

If the shareholder is entitled to the benefit of the franking credit on the dividend (see Section 2.7 below), the shareholder will also:

- include the amount of the franking credit on the dividend in its assessable income; and
- be entitled to a tax offset equal to the amount of the franking credit.

The tax offset reduces the total tax payable by the shareholder on its taxable income. If the tax offset exceeds the total tax payable by the shareholder on its taxable income, the shareholder may be entitled to a refund of that excess.

Note

1 Shares acquired on or before 19 September 1985 will not normally be subject to CGT in Australia, however the dividend component of the Buy-Back Price for such Shares will be relevant for income tax purposes.

(b) Capital Gains Tax – Disposal of Shares
An Australian complying superannuation entity participating in the Buy-Back will be taken for CGT purposes to have disposed of each Share for capital proceeds of $6.54 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. The method for calculating the Tax Value is discussed in Section 2.6.

A capital gain for a Share disposed of under the Buy-Back will be the excess of the capital proceeds (as described above) over the CGT cost base of the Share. If the Share was acquired at or before 11.45am (ACT time) on 21 September 1999, the shareholder may choose whether to index the cost base to 30 September 1999 or apply the one-third CGT discount (which reduces the gain, net of any capital losses, by one-third). Shareholders who acquired their Shares after 11.45am (ACT time) on 21 September 1999 and have held their Shares for more than 12 months may be entitled to apply the CGT discount.

Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal.

It should be noted that if the Shares were acquired by the complying superannuation entity before 1 July 1988, the CGT cost base may have been adjusted to the market value of the Shares on 30 June 1988.

A capital loss for a Share disposed of under the Buy-Back will be the excess of the CGT reduced cost base of the Share (ignoring any indexation) over the amount of the capital proceeds (as described above).

A capital loss that arises from the Buy-Back can only be used to offset capital gains. Capital losses that are not used in the year in which they arise may be carried forward and used to offset capital gains made in later years.

Any capital loss arising from the Buy-Back cannot be offset against the dividend and franking credit included in the shareholder's assessable income.

2.5 NON-RESIDENTS

(a) Income Tax – Treatment of the dividend component of the Buy-Back Price
A non-resident shareholder will not be liable to Australian income tax or withholding tax on the fully franked dividend component of the Buy-Back Price.

However, different consequences may arise if a non-resident shareholder holds Shares as part of a business conducted through a permanent establishment in Australia, and specific Australian tax advice should be obtained in that case.

(b) Capital Gains Tax – Disposal of Shares (acquired after 19 September 1985)[1]
Under the Australian CGT rules, a taxable capital gain or capital loss should not arise for a non-resident participating in the Buy-Back unless the non-resident together with its "associates" has at any time in the preceding five years held 10 per cent or more of the issued shares of St.George.

However, different consequences may arise if a non-resident shareholder holds the Shares as part of a business conducted through a permanent establishment in Australia, and specific Australian tax advice should be obtained in that case.

2.6 TAX VALUE

In 2004, the ATO released Taxation Determination TD 2004/22 which sets out the ATO's views generally in relation to determining the market value of ordinary shares in publicly listed companies in the context of an off-market share buy-back of such ordinary shares.

Pursuant to TD 2004/22, the market value of the ordinary shares to be bought back should be determined as the volume weighted average price of the shares over the last five trading days before the first announcement of the buy-back, adjusted for the movement in the S&P/ASX 200 Index from the commencement of trading on the day of announcement to the close of trading on the Closing Date.

TD 2004/22 also provides that if companies undertaking an off-market buy-back wish to vary this methodology, representations should be made to the ATO explaining the rationale for the variation.

St.George has made representations to the ATO that the market value setting methodology prescribed in TD 2004/22 should be varied in determining the Tax Value of the Shares. As a result of these representations, a methodology for arriving at the Tax Value proposed by St.George has been accepted by the ATO in accordance with TD 2004/22. The Tax Value of the Shares will be $28.21, adjusted for movements in S&P/ASX 200 Financials-x-Property Trusts Index from the commencement of trading on the ASX on 16 December 2005 to the close of trading on the ASX on the Closing Date, calculated as follows:

$$\$28.21 \times \frac{\text{Closing level of S\&P/ASX 200 Financials-x-Property Trusts Index on the Closing Date}}{5{,}616.7^{[2]}}$$

If the movement in the S&P/ASX 200 Financials-x-Property Trusts Index is significantly different from the movement in the St.George share price over the relevant period, St.George may approach the ATO to seek to vary the methodology used to determine the Tax Value.

If the Buy-Back Price is higher than the Tax Value, the difference between the Buy-Back Price and the Tax Value would be an unfrankable dividend. However, as St.George intends to set the Buy-Back Price at a discount of at least 8 per cent to the Market Price, this is not expected to occur.

2.7 LIMITS ON AVAILABILITY OF FRANKING CREDITS AND TAX OFFSETS

The Australian tax legislation includes a number of rules which may prevent shareholders participating in the Buy-Back from claiming the benefit of franking credits on the dividend component of the Buy-Back Price.

These rules are designed, amongst other things, to discourage trading in franking credits. These rules may deny the benefit of franking credits to shareholders generally, or because of their particular circumstances.

St.George has agreed with the ATO that it will not make a determination to deny shareholders generally the benefit of franking credits and tax offsets on the dividend component of the Buy-Back Price under the Buy-Back. This is expected to be confirmed when the ATO issues the Class Ruling.

Notes

1 Shares acquired on or before 19 September 1985 will not normally be subject to CGT in Australia, however, the dividend component of the Buy-Back Price for such Shares will be relevant for income tax purposes.

2 Level of the S&P/ASX 200 Financials-x-Property Trusts Index at the commencement of trading on 16 December 2005.

The particular circumstances of the shareholder will also be relevant in determining whether the rules deny the benefit of the tax offset or franking credits. For example, the period during which the shareholder holds the Shares and any arrangements the shareholder has in relation to the Shares will be important.

Generally, resident shareholders should have regard to the operation of the holding period rule (the 45 day rule) in relation to their participation in the Buy-Back. Shareholders who are individuals and whose total franking credit entitlement for the income year does not exceed $5,000 should not be subject to the 45 day rule. As a result of some recent changes to the law, this exemption may not be available. However, the Minister for Revenue and the Assistant Treasurer in a Press Release dated 27 September 2002 indicated that the Government intends to amend the law to ensure that this exemption continues to be available.

In simple terms, the 45 day rule requires that shareholders must hold their Shares at risk for a period of 45 days (excluding the days of acquisition and disposal) within a period beginning on the date those Shares were acquired and ending 45 days after the Shares become ex-dividend, in order to qualify for the franking credits and tax offsets in respect of the dividend component of the Buy-Back Price.

The cut-off date under the 45 day rule (assuming that the day of disposal under the Buy-Back is on Tuesday, 21 February 2006, the day that the Buy-Back Price is announced and Shares are bought back), is 6 January 2006.

A shareholder may fail the requirements of the 45 day rule even if the shareholder acquired their Shares on or before Friday, 6 January 2006. This may arise where the shareholder has entered into other arrangements regarding the Shares which materially reduce their risks of loss or opportunities for gain on the Shares. For example, granting an option to another person to acquire their Shares would reduce that risk or opportunity.

Provided that a participating shareholder tenders Shares acquired before 21 December 2005 (the ex-date for the Buy-Back) and had no other arrangements which give rise to a material diminution of the risks of loss or opportunities for gain in relation to such Shares, the 45 day rule will be satisfied and the benefits of franking credits and tax offsets in respect of the dividend component of the Buy-Back Price for those Shares should be available.

The 45 day rule also operates on a "last-in-first-out" basis so that a shareholder will be taken, for the purpose of applying the 45 day rule, to have disposed of their most recently acquired Shares under the Buy-Back. However, for this Buy-Back, the ex-entitlement date is Wednesday, 21 December 2005 and the last date on which a shareholder could acquire Shares and satisfy the 45 day rule is Friday, 6 January 2006. St.George has agreed with the ATO that any Shares purchased on an ex-entitlement basis on or after Wednesday, 21 December 2005 will be excluded from the "last-in-first-out" rule. This means that any Shares acquired by a shareholder on or after Wednesday, 21 December 2005 on an ex-entitlement basis will not affect the participating shareholder's entitlement to receive franking credits and tax offsets on Shares tendered into the Buy-Back.

In addition, where the shareholder is under an obligation to make related payments in respect of the dividend component of the Buy-Back Price, the shareholder may not qualify for the tax offset or franking credits unless the at-risk holding requirements are satisfied.

The 45 day rule is complex and it is important that you obtain professional tax advice to take into account your particular circumstances.

2.8 WORKED TAX EXAMPLES FOR AUSTRALIAN RESIDENT INDIVIDUALS AND AUSTRALIAN COMPLYING SUPERANNUATION ENTITIES

The worked examples below set out the potential tax consequences per Share for Australian resident individuals and Australian complying superannuation entities participating in the Buy-Back, and assumes a Buy-Back Price of $25.37 (14 per cent Buy-Back Discount) and two illustrative cost bases for CGT purposes of $15.00 and $20.00 per Share.

The "Mark" example in the table has the same assumptions and provides more detailed commentary on the relevant calculations in notes A to I on the pages following the table. The column on the right of the table marked "Your workings" is there to assist you, should you choose to participate in the Buy-Back. It is intended to help you calculate the anticipated income tax and CGT consequences based on your assumed marginal tax rate, the assumed Buy-Back Price and the assumed Tax Value of $29.50.

It is important to understand that the table is an illustrative example only and is based on a number of assumptions including:

- a Buy-Back Price which may not be the actual Buy-Back Price. The actual Buy-Back Price and the amount of the franked dividend component will not be known until after the Buy-Back closes;
- the discount capital gain method is used, which may or may not be applicable depending on a participating shareholder's circumstances; and
- a Tax Value which may change (see Section 2.6). The actual Tax Value will not be known until after the Buy-Back closes.

In any event, the tax consequences for an individual or complying superannuation entity may be different from the example because of their particular circumstances. The amounts calculated under the tax table will not necessarily reflect the actual tax consequences for you if you choose to participate in the Buy-Back.

TAX CALCULATOR

To assist you, a tax calculator has been provided on St.George's website at www.stgeorge.com.au/buy-back.

Tax table

	SUPERFUND				AUSTRALIAN RESIDENT INDIVID			
Income bracket			$0–$6,000		$6,001–$21,600		$21,601–$63,000	
Per share A$	15% tax rate		0% marginal tax rate		16.5% marginal tax rate		31.5% marginal tax rate	
Income tax consequences (dividend)								
Illustrative Buy-Back Price	$25.37		$25.37		$25.37		$25.37	
Less: capital component	($6.54)		($6.54)		($6.54)		($6.54)	
Assumed fully franked dividend[2]	$18.83		$18.83		$18.83		$18.83	
Add: gross up for franking credits	$8.07		$8.07		$8.07		$8.07	
Assessable income	$26.90		$26.90		$26.90		$26.90	
Tax on assessable income	($4.04)		$0.00		($4.44)		($8.47)	
Tax offset[3]	$8.07		$8.07		$8.07		$8.07	
Net tax offset (tax payable) on fully franked dividend	$4.03		$8.07		$3.63		($0.40)	
After tax proceeds[3]	$22.86		$26.90		$22.46		$18.43	
CGT consequences (capital)								
Capital component	$6.54	$6.54	$6.54	$6.54	$6.54	$6.54	$6.54	$6.54
Add: excess Tax Value over Buy-Back Price[4]	$4.13	$4.13	$4.13	$4.13	$4.13	$4.13	$4.13	$4.13
Less: Illustrative cost base	($15.00)	($20.00)	($15.00)	($20.00)	($15.00)	($20.00)	($15.00)	($20.00)
Nominal capital gain/(loss) on disposal	($4.33)	($9.33)	($4.33)	($9.33)	($4.33)	($9.33)	($4.33)	($9.33)
Discount capital gain/(loss)[5]	($2.89)	($6.22)	($2.17)	($4.67)	($2.17)	($4.67)	($2.17)	($4.67)
Tax impact of capital gain/loss[6]	$0.43	$0.93	$0.00	$0.00	$0.36	$0.77	$0.68	$1.47
After tax proceeds[5,6]	$6.97	$7.47	$6.54	$6.54	$6.90	$7.31	$7.22	$8.01
Total after tax proceeds[5,6]	$29.83	$30.33	$33.44	$33.44	$29.36	$29.77	$25.65	$26.44

"MARK" EXAMPLE
Mark earns $40,000 per annum, and he is in a tax bracket that gives him a marginal tax rate of 31.5 per cent. Mark purchased 200 St.George ordinary shares at $15.00 per share and as a consequence his cost base for CGT purposes is $15.00. Mark is able to Tender at any of the seven specified Tender Discounts in the range of 8 per cent to 14 per cent to the Market Price or as a Final Price Tender, and wants to calculate the income tax and CGT consequences for a given Buy-Back Price within the range, on a per Share basis.

Income Tax Consequences (See "Mark" example above)

A If Mark decides to tender at a 14 per cent Tender Discount to the assumed Market Price of $29.50 the equivalent Buy-Back Price would be $25.37 per Share.

B The Buy-Back Price is made up of two components, a capital component of $6.54 and a fully franked dividend component. The assumed fully franked dividend component would be $18.83 per Share, representing the difference between the illustrative Buy-Back Price of $25.37 and the capital component of $6.54.

C The dividend component of the Buy-Back Price will be fully franked; therefore it needs to be "grossed up" for the franking credits that are attached to it. The "gross up" occurs because tax credits can be passed to shareholders for income tax already paid by St.George. The company tax rate in Australia is 30 per cent, so the "gross up" is calculated by dividing the fully franked dividend component by 0.7 and then multiplying it by 0.3. This gives Mark a "grossed up" dividend amount of $26.90.

Notes:

1 The marginal tax rate used includes the Medicare levy of 1.5 per cent. The liability of an individual to pay the Medicare levy depends on the individual's own circumstances.

2 This assumed fully franked dividend component is calculated as the assumed Buy-Back Price of $25.37 less the fixed capital component of $6.54.

3 This assumes the shareholder is fully entitled to the franking credits.

4 This assumes, for illustrative purposes only, that the market value for tax purposes (the "Tax Value") of the Shares is $29.50. The actual Tax Value will be $28.21, adjusted for the movement in the S&P/ASX 200 Financials-x-Property Trusts Index from the commencement of trading on 16 December 2005 to the close of trading on the Closing Date.

5 This assumes that the discount capital gain method is used, which adjusts the total capital gain (after application of capital losses (if any)) by a discount factor (50 per cent for individuals; 33.33 per cent for complying superannuation entities). Although capital losses, as such, are not subject to discount, it is assumed that capital losses are offset against other discounted capital gains. If capital losses are offset against undiscounted capital gains (for example on assets held for less than 12 months), the tax impact of the capital loss will be greater (more favourable) than shown in the table.

6 This assumes shareholders will be able to fully utilise capital losses to offset capital gains. The capital loss which arises under the Buy-Back may be different to any capital gain/loss which may have arisen under an equivalent sale of Shares on-market. This is because the capital proceeds under the Buy-Back are the aggregate of $6.54 (the cash capital component) plus $4.13 (the assumed excess of the Tax Value over the Buy-Back Price). The $4.13 is used for illustrative purposes only.

$63,001-$95,000		$95,000+		MARK (example) $40,000		YOUR WORKINGS Income = $.....
43.5% marginal tax rate		48.5% marginal tax rate		31.5% marginal tax rate		.....% marginal tax rate
$25.37		$25.37		Buy-Back Price = $25.37	A	Buy-Back Price = $..............
($6.54)		($6.54)		Capital component = ($6.54)	B	Capital component = ($ 6.54)
$18.83		$18.83		$25.37 – $6.54 = $18.83	B	$........... – $6.54 = $..............
$8.07		$8.07		$18.83 * (0.3/0.7) = $8.07	C	$........... * (0.3/0.7) = $..............
$26.90		$26.90		$18.83 + $8.07 = $26.90	C	$........... + $........... = $..............
($11.70)		($13.05)		-($26.90 * 31.5%) = ($8.47)	D	-($........... * ....%) = ($..............)
$8.07		$8.07		$18.83 * (0.3 / 0.7) = $8.07	C	$........... * (0.3/0.7) = $..............
($3.63)		($4.98)		$8.47 – $8.07 = ($0.40)	E	$........... – $........... = $..............
$15.20		$13.85		$18.83 – $0.40 = $18.43		$...........+/– $........... = $..............
$6.54	$6.54	$6.54	$6.54	Capital component = $6.54		Capital component = $ 6.54
$4.13	$4.13	$4.13	$4.13	$29.50 – $25.37 = $4.13	F	$........... – $........... = $..............
($15.00)	($20.00)	($15.00)	($20.00)	Cost base =($15.00)		Your cost base = $..............
($4.33)	($9.33)	($4.33)	($9.33)	$6.54 + $4.13– $15.00 = ($4.33)	G	$6.54 + $............– $............ = $..............
($2.17)	($4.67)	($2.17)	($4.67)	($4.33) * 50% = ($2.17)	H	$............ * ....% = $..............
$0.94	$2.03	$1.05	$2.26	$2.17 * 31.5% = $0.68		$............ * ....% = $..............
$7.48	$8.57	$7.59	$8.80	$6.54 + $0.68 = $7.22		$6.54 + $........... = $..............
$22.68	$23.77	$21.44	$22.65	$18.43 + $7.22 = $25.65	I	$........... + $........... = $..............

D Mark calculates his income tax liability by multiplying the "grossed up" dividend amount of $26.90 by his marginal tax rate of 31.5 per cent.

E Overall, Mark must pay 40 cents of income tax for every Share he sells in the Buy-Back. This is the difference between the tax already paid by St.George ($8.07) and the tax payable at his marginal rate ($8.47). Mark's net dividend proceeds after income tax are $18.43 (i.e. $18.83 less $0.40). Note: Numbers may differ due to rounding.

Capital Gains Tax Consequences (See "Mark" example above)

F For tax purposes, the price at which Mark will be taken to have sold his Shares into the Buy-Back will be equal to the $6.54 capital component plus any amount by which the Tax Value exceeds the Buy-Back Price. Based on an assumed Tax Value of $29.50 and the assumed Buy-Back Price of $25.37, the excess amount is $4.13.

G Mark will be taken to have sold his Shares into the Buy-Back for $10.67 per Share (i.e. the $6.54 capital component plus the $4.13 excess of the Tax Value over the Buy-Back Price). Mark's reduced cost base is $15.00 per Share. Thus, the maximum capital loss that Mark will be able to offset against capital gains, assuming his Shares are sold into the Buy-Back, is $4.33 per Share (i.e. $10.67 less $15.00).

H Assuming Mark has held the other (gain) assets for more than 12 months, the discount capital gain method is used, which adjusts the total capital loss by a discount factor of 50 per cent for individuals.

I Mark would receive after tax proceeds of $25.65 if he tenders his Shares at $25.37 per Share (i.e. 14 per cent Tender Discount to the assumed Market Price of $29.50), based on the assumptions above and the notes to the table.



3. EFFECT OF THE BUY-BACK ON ST.GEORGE

3.1 FULL YEAR RESULTS AND OTHER INFORMATION

On 31 October 2005, St.George announced a record Group profit after tax of $828 million for the year ended 30 September 2005, up 15.5 per cent from the 2004 result of $717 million. Earnings per share growth of 12.1 per cent was ahead of the adjusted target of 11 per cent.

A final fully franked dividend of 70 cents was paid on 14 December 2005, taking the total dividend for the year to $1.37, a 12.3 per cent increase on the previous year. The five year compound annual growth rate for the full year dividend was 20 per cent.

The Group result highlights are as follows:

	September 2005	September 2004	Change %
Profit before significant items	$828m	$717m	15.5
Profit after significant items	$828m	$717m	15.5
Earnings per share (EPS)[1]	180.2 cents	160.8 cents	12.1
Return on equity (ROE)[1]	22.62%	21.42%	–
Expense to income[1]	45.5%	47.5%	–
Total annual dividend	$1.37	$1.22	12.3

Electronic copies of St.George's 2005 Annual Report can be found on its website at www.stgeorge.com.au. Announcements made by St.George after the date of this booklet may be of interest to shareholders. Any such announcements can also be found on St.George's website at www.stgeorge.com.au.

3.2 IMPACT OF THE BUY-BACK ON ST.GEORGE'S ISSUED SHARES

How many Shares will be bought back?

As at 30 December 2005, St.George had 525.9 million ordinary shares on issue. St.George is targeting to buy back up to $300 million of Shares under the Buy-Back but the size of the Buy-Back may be varied.

Assuming that a total of $300 million of Shares are bought back under the Buy-Back, the following table sets out the number of Shares and the percentage of total issued ordinary shares of St.George which would be bought back assuming different Buy-Back Prices. The table is an example only and you should not rely on it as being the percentage of Shares which will be bought back. All Shares that St.George buys back will be cancelled.

Tender Discount	Buy-Back Price[2]	Number of Shares to be bought back under the Buy-Back (million)	Percentage of total issued St.George shares[3]
14%	25.37	11.8	2.2%
13%	25.67	11.7	2.2%
12%	25.96	11.6	2.2%
11%	26.26	11.4	2.2%
10%	26.55	11.3	2.1%
9%	26.85	11.2	2.1%
8%	27.14	11.1	2.1%

How many Shares will be allotted on the conversion of PRYMES?

Approximately 10.4 million ordinary shares are expected to be allotted upon conversion of $300 million of PRYMES on 21 February 2006[4].

Ordinary shares allotted on conversion of PRYMES will not be registered in shareholders' names on the Buy-Back Record Date and will therefore not be eligible to be tendered into the Buy-Back.

Notes:

1 EPS, ROE and Expense to income ratio were calculated before goodwill amortisation and significant items.
2 Assuming a Market Price of $29.50.
3 Based on 525.9 million total issued ordinary shares of St.George as at 30 December 2005.
4 This is based on a conversion price of $28.76, representing a discount of 2.5 per cent (as per the PRYMES issue terms) to a $29.50 assumed Volume Weighted Average Sale Price ("VWASP") (as defined in the PRYMES issue terms). This is an example only and you should not rely on $28.76 being the PRYMES conversion price. The VWASP under the PRYMES issue terms will be the arithmetic average of the daily volume weighted average sale prices (excluding certain crossings and subject to any adjustments) of St.George shares sold on the ASX on the 20 business days on which trading in the ordinary shares occurred, up to and including Friday, 17 February 2006. The Market Price, as defined in this booklet, is not likely to be the same price as the VWASP under the PRYMES issue terms.

3.3 HOW WILL THE BUY-BACK BE FUNDED?

The Buy-Back will be funded from general funding and existing debt facilities.

3.4 IMPACT OF THE BUY-BACK ON KEY FINANCIAL INDICATORS, CAPITAL RATIOS AND CREDIT RATINGS

While the precise impact of the Buy-Back cannot be determined until the Buy-Back Price and the size of the Buy-Back are finalised, the Buy-Back is expected to improve St.George's earnings per share. The more Shares that are repurchased, the greater the expected improvement.

Capital management

The Group continually reviews its capital requirements having regard to regulatory requirements, growth outlook and to maximising returns for shareholders.

To optimise the level and mix of the Group's capital base to support its growth and reduce its overall funding costs, the Group intends to:

- exercise its right to convert the $300 million of PRYMES into ordinary shares on 21 February 2006;
- complete the Buy-Back and purchase of up to $300 million of Shares on 21 February 2006; and
- issue a new Tier 1 capital instrument to raise approximately $300 million.

St.George is presently in discussions with APRA and is still finalising the details (including form and timing) associated with the issue of the new Tier 1 capital instrument. St.George intends to finalise the details of the new Tier 1 capital instrument following the release of APRA's draft Prudential Standards in relation to Tier 1 capital and intends to complete the issue by 30 June 2006. It has not been determined whether this instrument will be classified as innovative or non-innovative under APRA's proposed new guidelines.

Capital ratios

As at 30 September 2005 the Group's Tier 1 ratio was 7.3 per cent, the Tier 2 ratio was 3.9 per cent and the ACE ratio was 5.1 per cent.

The third column in the table below shows pro-forma ratios as at 30 September 2005 assuming a $300 million Buy-Back and the conversion of $300 million of PRYMES. This does not include adjustments to take into account the issue of $300 million of a new Tier 1 capital instrument.

The fourth column in the table below shows additional pro-forma ratios as at 30 September 2005 assuming the issue of $300 million of a new Tier 1 capital instrument (expected to be completed by 30 June 2006).

APRA has confirmed it has no objection to St.George undertaking the PRYMES conversion and Buy-Back in February 2006 and the delayed issue of the new Tier 1 capital, which will result in St.George's Tier 1 capital ratio being slightly below its target range of 7.0 to 7.5 per cent, until the issue of the new Tier 1 capital instrument.

St.George's total capital ratio is expected to remain above the 10 per cent minimum required by APRA at all times.

As at 30 September 2005	Actual	Pro-forma assuming Buy-Back and conversion of PRYMES[1]	Pro-forma assuming Buy-Back, conversion of PRYMES and new Tier 1 instrument[2]	Target range
Tier 1 ratio	7.3%	6.7%	7.3%	7.0%-7.5%
Tier 2 ratio	3.9%	3.9%	3.9%	–
Total capital ratio[3]	11.1%	10.5%	11.1%	–

Credit ratings

No change is expected to St George's credit ratings as a result of the conversion of PRYMES, the Buy-Back and the issue of the new Tier 1 capital.

Notes:

1 Adjusted for an assumed $300 million Buy-Back and conversion of $300 million of PRYMES. Does not include adjustments to take into account the issue of $300 million of a new Tier 1 capital instrument (expected to be completed by 30 June 2006).

2 Adjusted for an assumed $300 million Buy-Back, conversion of $300 million of PRYMES and the issue of $300 million of a new Tier 1 capital instrument.

3 Includes deductions of 0.1 per cent.

3.5 FINANCIAL IMPACT OF THE BUY-BACK

The table below sets out a summary of the Group's Consolidated Statement of Financial Position and a Pro-forma Consolidated Statement of Financial Position as at 30 September 2005, assuming a $300 million Buy-Back and the conversion of $300 million of PRYMES. These statements have been prepared numerically (but not in relation to format) in accordance with AGAAP. St.George will first report in compliance with AIFRS for the half year ending 31 March 2006.

As at 30 September 2005	Actual ($m)	Pro-forma assuming Buy-Back and conversion of PRYMES[1,2,3] ($m)	Pro-forma assuming Buy-Back, conversion of PRYMES and new Tier 1 capital instrument[2,3] ($m)
Assets			
Cash and liquid assets[4]	1,184	1,184	1,184
Due from other financial institutions	529	529	529
Trading securities	6,295	6,295	6,295
Investment securities	18	18	18
Loans and other receivables	59,687	59,687	59,687
Bank acceptances of customers	7,098	7,098	7,098
Other assets	2,778	2,778	2,778
Total Assets	**77,589**	**77,589**	**77,589**
Liabilities			
Deposits and other borrowings[5]	48,149	48,449	48,149
Due to other financial institutions	91	91	91
Bank acceptances	7,098	7,098	7,098
Bonds and notes	13,139	13,139	13,139
Loan capital	1,956	1,956	1,956
Bills payable and other liabilities	1,823	1,823	1,823
Total Liabilities	**72,256**	**72,556**	**72,256**
Net Assets	**5,333**	**5,033**	**5,333**
Shareholders' Equity			
Share capital	4,105	4,028	4,328
Reserves	94	94	94
Retained profits[6]	781	558	558
Outside equity interests	353	353	353
Total Shareholders' Equity	**5,333**	**5,033**	**5,333**

Notes:

1 Adjusted for an assumed $300 million Buy-Back and conversion of $300 million of PRYMES. Does not include adjustments to take into account the issue of $300 million of a new Tier 1 capital instrument (expected to be completed by 30 June 2006).

2 Pro-forma calculations assume: the Buy-Back Price is $25.37 per Share, based on an assumed Buy-Back Discount of 14 per cent to a $29.50 Market Price; and 11.8 million Shares are bought back for $300 million. The Buy-Back Price is an example only. You should not rely on this price as being the Buy-Back Price. See Section 1.9 for an explanation of how the Buy-Back Price will be determined.

3 Assuming a Buy-Back Price of $25.37 per Share, $6.54 per Share of the Buy-Back Price will be debited to share capital and the assumed balance of $18.83 per Share will be debited to retained profits. Incidental costs of the Buy-Back and issuance of the new Tier 1 capital instrument have been excluded because they will be insignificant to the pro-forma calculations.

4 St.George defines liquid assets to also include amounts due from other financial institutions, trading securities and investment securities.

5 Pro-forma calculations assume that the Buy-Back is funded wholly from borrowings, with the proceeds from the issuance of the new Tier 1 capital instrument utilised to reduce borrowings.

6 In accordance with Accounting Standard AASB 1044, provision for dividends on ordinary shares are no longer recognised until the date they are declared.

3.6 IMPACT OF THE BUY-BACK ON ST.GEORGE'S FRANKING ACCOUNT

The amount of franking credits that St.George will utilise under the Buy-Back will not be known until the Buy-Back Price and the total size of the Buy-Back is determined. By way of example, assuming $300 million of Shares are bought back, approximately $100 million of franking credits would be utilised.[1]

In any event, the Board expects St.George to continue to be in a position to fully frank its dividends for the foreseeable future.

3.7 WHAT EFFECT WILL THE BUY-BACK HAVE ON THE CONTROL OF ST.GEORGE?

While eligible shareholders will have an opportunity to participate in the Buy-Back, the percentage of each shareholder's interest which may be bought back under the Buy-Back will depend on a number of factors, including the Tender Discounts at which shareholders tender their Shares, the number of Shares they tender, the Buy-Back Price, any required scale back and the number of Shares bought back.

The impact of each of these factors will not be known until the Buy-Back Date. Nonetheless, given the expected size of the Buy-Back, it is not expected to have any change of control implications for St.George.

3.8 OUTLOOK

Recent months have seen a continuation of sustained growth in the Australian economy. As expected, the growth rate in residential lending has moderated from the very high levels experienced in recent years. Business lending and investment is strong. Interest rates remain relatively stable. These trends are expected to continue, underpinned by a steady growth rate in GDP.

The competitive environment is expected to remain intense, particularly in the area of retail deposits.

St.George is aiming to grow its home lending portfolio at or around system and grow its commercial lending well in excess of system. The excellent track record in credit quality is expected to continue. The focus in retail deposits will be on profitable growth with careful management of product mix. The objective in the area of wealth management will be to maintain net inflows in excess of system.

Earnings momentum is expected to be based on a continuation of high single digit percentage revenue growth and low single digit percentage cost growth. Under the assumption of a continuation of a reasonably robust economic environment, St.George is targeting 10 per cent earnings per share growth for 2006 and 2007 respectively. These targets are based on existing accounting standards (AGAAP) and will be restated for AIFRS during 2006.

3.9 FORWARD-LOOKING STATEMENTS

Certain statements contained in this booklet, including statements regarding the implementation of our capital management initiatives and their effect on our business, may constitute "forward-looking statements" for the purposes of applicable securities laws. St.George undertakes no obligation to revise the forward-looking statements included in this booklet to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include the number of Shares bought back pursuant to the Buy-Back, the Buy-Back Price and general trading and economic conditions affecting St.George.

Note

1 This assumes, for illustrative purposes only, a Buy-Back Price of $25.37, a Buy-Back Discount of 14 per cent and a Market Price of $29.50.



4. ADDITIONAL INFORMATION

This section sets out further information regarding terms of the Buy-Back, including important information for joint shareholders, trustees and nominees.

4.1 SIZE OF THE BUY-BACK

ASIC has granted St.George an exemption under subsection 257D(4) of the Corporations Act to permit St.George to conduct the Buy-Back in substantially the same manner as an equal access scheme. Further details of the exemption granted by ASIC are set out in Section 4.16.

Under the Corporations Act, St.George may, without shareholder approval, buy back any number of Shares under an equal access buy-back, provided that the number of voting shares bought back in the Buy-Back and in any other buy-back conducted in the last 12 months preceding the Buy-Back Date, does not exceed 10 per cent of the smallest number of votes attaching to St.George's voting shares at any time during the last 12 months preceding the Buy-Back Date.

St.George intends to buy back up to $300 million of Shares. However, St.George may vary the size of the Buy-Back.

In any event, the maximum amount of the Buy-Back will result in St.George being significantly below this 10 per cent limit established by the Corporations Act. Furthermore, St.George retains the discretion to buy back any lesser number of Shares than is indicated in this booklet, or no Shares at all.

4.2 SHARES HELD BY TRUSTEES AND NOMINEES

Trustees and nominees who hold Shares should inform the beneficial owners of the Shares about the Buy-Back, subject to any legal restrictions in the countries where such beneficial owners are resident, and then aggregate all instructions received from beneficial owners.

Trustees and nominees, and any other registered holders with Shares held on behalf of a beneficial owner, should be aware that any scale back will be applied on a registered holder basis only. It is the responsibility of the trustee or nominee to aggregate all instructions received from any underlying beneficial owners, and submit one combined Tender Form only (if any).

4.3 MARGIN LENDING ARRANGEMENTS AND OTHER ENCUMBRANCES

If you hold Shares under margin lending arrangements or if they are held as security for a loan or as Australian Clearing House Pty Limited collateral, you should ensure that your participation in the Buy-Back is permitted by those margin lending arrangements, the terms and conditions of the particular loan or by the terms of the Australian Clearing House Pty Limited collateral arrangements.

By submitting a Tender, you warrant to St.George that, at all times after you tender your Shares for sale in the Buy-Back, and on the Buy-Back Date, the Shares are free from any mortgage, charge, lien or other encumbrances (whether legal or equitable) and from any third party rights.

4.4 SHAREHOLDERS WITH MORE THAN ONE HOLDING OF SHARES

You will receive a personalised Tender Form for each separate registered holding of Shares. For example, if you hold some Shares in your name and some Shares jointly with your spouse, you will receive two Tender Forms. You may tender Shares into the Buy-Back from any or all of your separate registered holdings provided that you complete a Tender Form for each holding you wish to tender. Any scale back that applies to Shares tendered from more than one of your registered holdings of Shares will be applied to each of those registered holdings as if they were held by different persons.

4.5 JOINT SHAREHOLDERS

If you hold your Shares jointly with another person (for example, your spouse) and you have an Issuer Sponsored Holding, you must complete and return the Tender Form in accordance with instructions for joint holdings on the Tender Form.

4.6 EXCLUDED FOREIGN PERSONS

This Buy-Back Invitation is not being made to any Excluded Foreign Persons.

Without limiting the rights that St.George otherwise has in relation to Tenders, a Tender submitted by an Excluded Foreign Person will not be accepted by St.George. Specifically, any person who is (or who is acting for the account or benefit of a person who is) a resident of Canada is not entitled to participate, directly or indirectly, in the Buy-Back.

Any person receiving any of the Buy-Back Documents must not, directly or indirectly, distribute or send them into Canada, or make them available to any resident of Canada (including to any legal or beneficial owner of St.George ordinary shares that is a resident of Canada).

St.George will not accept Tender Forms:

(a) from any person who does not represent that they are not (and they are not acting for the account or benefit of a person who is) a resident of Canada; or

(b) that have been postmarked in Canada or that otherwise appear to St.George or its agents to have been sent from Canada.

By submitting a Tender Form, you warrant that you are not an Excluded Foreign Person.

An "Excluded Foreign Person" is a person:

(a) to whom St.George would be prohibited from paying money pursuant to:

- (i) the *Banking (Foreign Exchange) Regulations 1959* (Cwlth);
- (ii) Part 4 of the *Charter of the United Nations Act 1945* (Cwlth);
- (iii) the *Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002* (Cwlth);
- (iv) the *Charter of the United Nations (Sanctions – Afghanistan) Regulations 2001* (Cwlth);
- (v) the *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* (Cwlth); or
- (vi) any other act, rule or regulation prohibiting St.George from making payments to foreign persons;

(b) to whom the Buy-Back Invitation may not be lawfully made under the laws of the jurisdiction in which they are resident; or

(c) whose participation in the Buy-Back is not permitted under the laws of the jurisdiction in which they are resident.

If you are a shareholder located in the United States, you should be aware that the disclosure requirements regarding the Buy-Back are different from the requirements that would apply if the Buy-Back were for shares of a United States company. Furthermore, it may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws of the United States, since St.George is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue St.George or its officers or directors in a foreign court for violations of the U.S. securities laws, and it may be difficult to compel St.George and its affiliates to subject themselves to a U.S. court's judgment.

Certain financial information included in this booklet has been prepared numerically (but not in relation to format) in accordance with AGAAP which may not be comparable with equivalent information of US companies.

4.7 RESTRICTIONS ON TENDER ACCEPTANCES

St.George will not accept any Tender which it may not lawfully accept or which, if accepted, would give rise to an illegal or unenforceable Buy-Back Contract or a Buy-Back Contract which St.George cannot otherwise lawfully perform.

4.8 RESTRICTIONS ON THE PAYMENT OF BUY-BACK PROCEEDS

St.George will pay shareholders the Buy-Back Price for each Share that St.George buys back, unless it is prohibited from doing so. St.George is currently prohibited from making payments to certain political regimes, terrorist organisations and their sponsors under the *Banking (Foreign Exchange) Regulations 1959* (Cwlth), the *Charter of the United Nations Act 1945* (Cwlth), the *Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002* (Cwlth), the *Charter of the United Nations (Sanctions – Afghanistan) Regulations 2001* (Cwlth) and the *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* (Cwlth).

4.9 RIGHTS UNDER THIS BUY-BACK INVITATION CANNOT BE TRANSFERRED

This Buy-Back Invitation is personal to you. You cannot transfer your rights under this Buy-Back Invitation.

4.10 THE EFFECT OF SUBMITTING A TENDER

A Tender constitutes an offer to sell the tendered Shares to St.George on the terms and conditions set out in the Buy-Back Documents. A Tender does not, of itself, constitute a binding contract for the sale of the tendered Shares and cannot be enforced against St.George. St.George retains the discretion to accept or reject any Tender, and may choose to reject all Tenders.

If St.George accepts your Tender, a binding Buy-Back Contract is formed between you and St.George, and you must sell the accepted Shares back to St.George on the terms and conditions set out in the Buy-Back Documents, including the terms and conditions set out below.

By submitting a Tender Form, you:

- offer to sell to St.George on the Buy-Back Date the number of Shares nominated for sale on your Tender Form (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents) at your Tender Discount(s) and/or as a Final Price Tender (subject to any Minimum Price you may have chosen);
- agree that St.George's announcement to the ASX on the Buy-Back Date of the Buy-Back Price is:
  - effective notice or communication of St.George's acceptance of those of your Tenders which are submitted at a Tender Discount equal to or greater than the Buy-Back Discount or as a Final Price Tender (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents), which are submitted in accordance with the Buy-Back Documents (or treated by St.George as being so submitted), where your Minimum Price condition (if you have chosen one) has been satisfied and which are not rejected by St.George; and
  - is effective notice of St.George's rejection of any of your Tenders submitted at a Tender Discount less than the Buy-Back Discount or where your Minimum Price condition (if you have chosen one) has not been satisfied;
- agree that it is only upon such communication by announcement to the ASX that a contract is formed for the purchase of relevant Shares;
- waive any requirement to receive further notice or communication from St.George of its acceptance or rejection of any Tender submitted by you;
- warrant to St.George that at any time you tender your Shares for sale in the Buy-Back, and on the Buy-Back Date, you are the registered holder of the Shares that you have tendered and that they are free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) and from any third party rights;
- warrant that you are a person to whom the Buy-Back Invitation may lawfully be made, that you are a person whose participation in the Buy-Back is permitted under the laws of the jurisdiction in which you are resident and that you are not an Excluded Foreign Person;
- warrant that you are not (nor are you acting for the account or benefit of) a resident of Canada;
- warrant that you have not distributed or sent any Buy-Back Documents or other document referring to the Buy-Back into Canada or to any resident of Canada;
- authorise St.George (and its officers, agents or contractors) to correct any error in or omission from your Tender Form, and to insert any missing details;
- undertake not to sell or offer to sell Shares to any other person if, as a result, you will at any time after you submit your Tender until the Buy-Back Date hold fewer Shares than the number of Shares you have tendered; and
- undertake that if you breach any of these covenants, undertakings, agreements or warranties you will indemnify St.George for all its costs arising from the breach.

You will be taken to have submitted a Tender when the Registry receives your signed and validly completed Tender Form or, if you have a CHESS Holding, your Tender from your controlling participant through CHESS.

4.11 ST.GEORGE'S RIGHT TO ACCEPT OR REJECT TENDERS AND TENDER FORMS

At any time, St.George may (at its sole discretion):

- accept or reject any Tender or Tender Form; and/or
- accept or reject a Tender not made on the terms and conditions set out in the Buy-Back Documents, or a Tender Form not submitted in accordance with the procedures set out in the Buy-Back Documents.

St.George may do each of these things in relation to all or some of the Tenders or the Tender Forms it receives, in its absolute discretion.

St.George will not accept any Tender or Tender Form that has been postmarked in Canada or that otherwise appears to St.George or its agents to have been sent from Canada.

4.12 ST.GEORGE'S RIGHT TO VARY DATES AND TIMES AND TO CLOSE THE BUY-BACK

While St.George does not anticipate changing any of the dates and times set out in the Buy-Back Documents (including, without limitation, the Closing Date and the Buy-Back Date), it reserves the right to do so by announcement to the ASX. Such an announcement will be taken to amend this booklet (and the other Buy-Back Documents) accordingly.

Without limiting anything else, St.George also reserves the right to terminate the Buy-Back at any time prior to the date on which St.George enters into Buy-Back Contracts to buy back Shares from successful tendering shareholders by making an announcement to the ASX to that effect.

4.13 ST.GEORGE'S RIGHT TO ADJUST TENDERS

If you are entitled to participate, you are entitled to tender into the Buy-Back the lesser of:

- the number of Shares registered in your name on the Buy-Back Record Date (Thursday, 29 December 2005 and, in accordance with the Settlement Rules, which confer an entitlement to participate in the Buy-Back); and
- the number of Shares you hold on the Closing Date,

(your "Entitled Shares").

If you submit one Tender of more than your Entitled Shares and St.George accepts your Tender, St.George will only buy back the number of your Entitled Shares.

If you submit more than one Tender and, in aggregate, you have tendered more than your Entitled Shares, St.George will only buy back the number of your Entitled Shares by:

- first acquiring that number of your Entitled Shares as forms part of your Tender with the largest Tender Discount, which is equal to or greater than the Buy-Back Discount, or submitted as a Final Price Tender (and, if you have chosen one, where your Minimum Price condition is satisfied); and
- then acquiring the remaining number of your Entitled Shares from your Tender with the second highest Tender Discount, which is equal to or greater than the Buy-Back Discount, (and, if you have chosen one, where your Minimum Price condition is satisfied) and will repeat this process until all of your Entitled Shares successfully tendered are bought back.

If you select more than one Minimum Price, your Tender will be deemed to be conditional on the highest Minimum Price you have specified.

The provisions set out above are subject to any scale back.

4.14 RESTRICTED EMPLOYEE SHARES

The Buy-Back will involve a buy-back of Shares only. It will not apply to options or conditional awards of shares held by employees and officers of St.George in accordance with St.George's employee incentive schemes. However, if options are exercised, or conditional awards are satisfied before the Buy-Back Record Date, the relevant Shares issued or transferred to participants will be, subject to the terms of the Buy-Back, eligible to be bought back under the Buy-Back.

4.15 DIRECTOR PARTICIPATION

While eligible to participate in the Buy-Back, the Board has determined that the directors, and certain executives involved in implementing the Buy-Back, will not participate in the Buy-Back in respect of Shares held beneficially by them.

4.16 REGULATORY RELIEF

ASIC relief

ASIC has granted St.George an exemption under subsection 257D(4) of the Corporations Act. This exemption permits St.George:

- to conduct the Buy-Back in substantially the same manner as an equal access buy-back, in accordance with Division 2 of Part 2J.1 of the Corporations Act;
- to use the scale back mechanism described in Sections 1.15 and 1.16;
- to invite shareholders (other than Excluded Foreign Persons and any shareholder who holds only Restricted Employee Shares), to offer for sale Shares in accordance with the terms and conditions of the Buy-Back Invitation; and
- not to accept any Tender received from an Excluded Foreign Person or in respect of Restricted Employee Shares,

provided certain conditions are met, including that the Buy-Back Price is calculated by applying the Tender Discount selected by St.George following the end of the Tender Period to the Market Price and that eligible shareholders are permitted to lodge a Tender conditional on a Minimum Price.

ASIC has also granted St.George an exemption from any requirement to provide a Financial Services Guide in or with this booklet.

ASX

The ASX has granted St.George the following:

- a waiver from Listing Rule 7.40 to permit St.George to dispatch the Buy-Back Documents to shareholders within 11 business days after the Buy-Back Record Date and to close the Tender Period at 7.00pm on 17 February 2006; and
- a waiver from Listing Rule 3.8A to permit St.George to lodge an Appendix 3F up to two business days after the Closing Date.

4.17 PRIVACY

St.George is carrying out the Buy-Back in accordance with the Corporations Act. The tender process involves the collection of personal information contained in Tender Forms to enable St.George to process your Tender. If you do not provide this information, St.George may be hindered in, or prevented from, processing your Tender.

The personal information collected by St.George will only be disclosed to the Registry, in their capacity as share registrar of St.George, to a print and mail service provider, to St.George's advisers in relation to the Buy-Back and to financial institutions in respect of payments to you in connection with the Buy-Back or as required or authorised by law.

If you wish to access the personal information collected by St.George in relation to your shareholding, please write to St.George, c/- Computershare Investor Services Pty Limited at the mailing address set out in the Tender Form.



5. DEFINITIONS AND INTERPRETATION

5.1 DEFINITIONS

In the Buy-Back Documents, unless the context otherwise requires:

ACT means Australian Capital Territory.

AGAAP means the Australian Generally Accepted Accounting Principles.

AIFRS means the Australian Equivalents to International Financial Reporting Standards.

APRA means the Australian Prudential Regulation Authority.

ASIC means the Australian Securities and Investments Commission.

ASTC means the ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532), the securities clearing house of the ASX.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

ASX Market Rules means the rules that form part of the operating rules of the ASX for the purposes of the Corporations Act.

ATO means the Australian Taxation Office.

Board means the board of directors of St.George.

Buy-Back means the buy-back of Shares by way of tender as set out in the Buy-Back Documents.

Buy-Back Contract means the agreement formed on the Buy-Back Date between you and St.George if St.George accepts your Tender.

Buy-Back Date means the date and time St.George announces to the ASX the Buy-Back Price, the total number of Shares to be bought back and the details of any scale back.

Buy-Back Discount means the discount to be set by St.George, being the largest discount within the range of 8 per cent to 14 per cent inclusive (at 1 per cent intervals) which will enable St.George to buy back the number of Shares that it determines to buy back.

Buy-Back Documents means this booklet, the Tender Form and the Withdrawal/Amendment Form.

Buy-Back Invitation means the invitation by St.George to its eligible shareholders to offer to sell Shares to St.George as set out in the Buy-Back Documents.

Buy-Back Price means the price per Share at which St.George will buy back Shares from Tenders it accepts in the Buy-Back, rounded to the nearest cent. This price is determined by applying the Buy-Back Discount to the Market Price.

Buy-Back Record Date means Thursday, 29 December 2005, being the date of determination of the shareholders entitled to participate in, and the number of St.George ordinary shares entitled to be tendered into, the Buy-Back.

CGT means capital gains tax.

CHESS means the Clearing House Electronic Subregister System.

CHESS Holder means a holder of Shares on the CHESS subregister of St.George.

CHESS Holding means a holding of Shares on the CHESS subregister of St.George.

Closing Date means Friday, 17 February 2006, unless the Board announces a later date.

Corporations Act means the *Corporations Act 2001* (Cwlth), as modified by the relief described in Section 4.16.

DRP means St.George's Dividend Reinvestment Plan.

Eligible Shares has the meaning given to that term in Section 1.5.

Entitled Shares has the meaning given to that term in Section 4.13.

Excluded Foreign Person has the meaning given to that term in Section 4.6.

Final Price Tender means a Tender in which the shareholder elects to receive the Buy-Back Price, whatever St.George determines it to be.

Group means St.George and its subsidiaries.

Issuer Sponsored Holder means a holder of Shares on the issuer sponsored subregister of St.George.

Issuer Sponsored Holding means a holding of Shares on the issuer sponsored subregister of St.George.

Market Price means the VWAP (as defined) of St.George ordinary shares on the ASX over the five trading days up to and including the Closing Date, calculated to four decimal places, as determined by St.George.

Minimum Price means one of the four specified minimum prices on the Tender Form at which a shareholder may elect their Tender to be conditional upon the Buy-Back Price being equal to or greater than that amount.

Plan means any St.George employee equity incentive scheme.

Priority Allocation means 180 Shares or such lesser number of Shares as is required to ensure that St.George is able to buy back only the number of Shares it determines to buy back.

PRYMES means the non-cumulative, resetting, non-redeemable, fully paid, convertible preference shares (or Preferred Resetting Yield Marketable Equity Securities) issued by St.George pursuant to a prospectus dated 19 January 2001.

Registry means Computershare Investor Services Pty Ltd (ABN 48 078 279 277).

Restricted Employee Shares means fully paid ordinary shares of St.George held pursuant to a Plan where, as at the Buy-Back Record Date, the holder is not entitled to sell those shares into the Buy-Back or where the shares are subject to forfeiture under the terms of the Plan.

St.George means St.George Bank Limited (ABN 92 055 513 070).

St.George Share Register means the share register of St.George maintained by the Registry.

Settlement Rules means the settlement rules of the securities clearing house of the ASX (ASTC), as amended from time to time.

Shares means fully paid ordinary shares in the capital of St.George on issue as at the Buy-Back Record Date. Shares do not include Restricted Employee Shares.

Small Holding means a holding of fewer than or equal to 70 shares.

Small Holding Tender has the meaning given to that term in Section 1.15.

Tax Value for the purposes of the Buy-Back means $28.21 adjusted for the movement in the level of the S&P/ASX 200 Financials-x-Property Trusts Index from the commencement of trading on the ASX on Friday, 16 December 2005 to the close of trading on the ASX on the Closing Date. See Section 2.6.

Tender means a shareholder's offer to sell nominated Shares back to St.George at a specified Tender Discount or as a Final Price Tender and on the terms and conditions set out in the Buy-Back Documents (as amended in accordance with the procedures set out in this booklet).

Tender Discounts means the range of discounts from 8 per cent to 14 per cent inclusive (at 1 per cent intervals), as specified in your Tender Form.

Tender Form means the form on which a shareholder is to make an offer to sell their nominated Shares to St.George under the Buy-Back (and includes a Tender Form amended in accordance with the procedures set out in the Buy-Back Documents). A Tender Form is enclosed with this booklet.

Tender Period means the period within which shareholders may lodge, withdraw or amend a Tender in accordance with the Buy-Back Documents.

VWAP for a share over a period means the volume weighted average price of shares sold on the ASX excluding any transactions defined in the ASX Market Rules as special crossings, crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase, any overseas trades or trades pursuant to the exercise of options over shares, and any overnight crossings or other trades that St.George determines to exclude on the basis that the trades are not fairly reflective of natural supply and demand.

Withdrawal/Amendment Form means the form (a copy of which is included at the back of this booklet) entitled "Withdrawal/Amendment Form" that is required to withdraw or amend a Tender.

you or **shareholder** means a holder of Shares in St.George.

5.2 INTERPRETATION

In the Buy-Back Documents, unless the context otherwise requires:

- the singular includes the plural, and vice versa;
- words importing one gender include other genders;
- other parts of speech and grammatical forms of a word or phrase defined in this document have a corresponding meaning;
- terms used in the Buy-Back Documents and defined in the Corporations Act have the meanings given to them in the Corporations Act;
- a reference to currency is to Australian dollars; and
- a reference to time is to Sydney time.

The postal acceptance rule does not apply to Tenders.

The Buy-Back Invitation, your Tender, and any Buy-Back Contract generally are governed by the laws of New South Wales, Australia.



6. ILLUSTRATIVE EXAMPLES OF COMPLETED TENDER FORMS

The following examples of completed Tender Forms are provided for illustrative purposes only. St.George is not providing any advice as to whether, or at what Tender Discount(s), you should tender your Shares. Participation in the Buy-Back is entirely at your discretion. If, after reading this booklet, you decide to participate in the Buy-Back, please refer to the instructions on the back of your personalised Tender Form when completing it.

If you **DO NOT** want to participate, you do not need to do anything and the number of shares you hold will not change as a result of the Buy-Back.

ISSUER SPONSORED HOLDER TENDERING AS A FINAL PRICE TENDER (EXAMPLE ONLY)

In the example below, an Issuer Sponsored Holder has elected to tender part of their holding (2,000 Shares) as a Final Price Tender. The steps taken to complete the Tender Form were as follows:

Step 1

The number of Shares tendered as a Final Price Tender (2,000) was noted in Box B

Step 2

Total number of Shares (2,000) tendered was noted in Box D

Step 3

Contact details were noted in Box E

Step 4

The shareholder signed at Box F and the completed and signed Tender Form was then mailed, faxed or delivered to the Registry

st.george

St.George Bank Limited
ABN 92 055 513 070

Tender Form – Issuer Sponsored Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.
If you do not wish to participate in the Buy-Back, do not return this form.
Please refer to the instructions on the back of this form if you wish to participate.

Securityholder Reference Number (SRN)

Please complete the form using black ink only.
I/We tender the following Shares to St.George at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents:

A Shares that you can tender as at 29 December 2005: 4,000

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender: 2000 as a FINAL PRICE TENDER

C Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.

Shares	
	at a 14% Tender Discount
	at a 13% Tender Discount
	at a 12% Tender Discount
	at an 11% Tender Discount
	at a 10% Tender Discount
	at a 9% Tender Discount
	at an 8% Tender Discount

D TOTAL NUMBER OF SHARES TENDERED
Add up the number of Shares in Boxes B and C and write that number in Box D: 2000
The number of Shares in Box D must not be more than the number in Box A.

E Please provide your contact details in case we need to speak to you about your Tender Form:

Contact name	Contact daytime telephone	Date
Sample Customer	(02) 9999 9999	14 / 02 / 06

F Please sign within the appropriate boxes below.

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
S. Customer		
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

G THIS BOX G IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

☐ A$20.00 ☐ A$22.00 ☐ A$24.00 ☐ A$26.00

Tender Forms must be received by the Registry by 7pm (Sydney time) on Friday, 17 February 2006

CHESS HOLDER TENDERING AT A 12 PER CENT TENDER DISCOUNT AND WITH A MINIMUM PRICE CONDITION (EXAMPLE ONLY)

In the example below, a CHESS Holder has elected to tender their entire holding of 8,000 Shares, at a 12 per cent Tender Discount and with a Minimum Price condition. The steps taken to complete the Tender Form were as follows:

Step 1

The number of Shares tendered at a 12 per cent Tender Discount (8,000) was noted in Box C

Step 2

The total number of Shares (8,000) tendered was noted in Box D

Step 3

Contact details were noted in Box E

Step 4

The shareholder signed at Box F

Step 5

The shareholder chose the option of selecting a Minimum Price of A$22.00 as a condition of their tender at Box G. The shareholder then communicated their instructions to their controlling participant (normally their broker)

DO NOT SEND YOUR CHESS HOLDER TENDER FORM TO THE REGISTRY.

st.george

St.George Bank Limited
ABN 92 055 513 070

Tender Form – CHESS Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.

If you wish to participate in the Buy-Back, you must give this Tender Form to your controlling participant (normally your broker), for your Tender(s) to be effective. Do NOT return this form to the Registry.

Please refer to the instructions on the back of this form.

Your controlling CHESS participant as at 29 December 2005 is:

Holder Identification Number (HIN)

Please complete the form using black ink only.

I/We tender the following Shares to St.George at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents:

A Shares that you can tender as at 29 December 2005: 8,000

		Shares	
B	Insert the number of Shares (if any) you wish to tender as a Final Price Tender.		as a FINAL PRICE TENDER
C	Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.		at a 14% Tender Discount
			at a 13% Tender Discount
		8000	at a 12% Tender Discount
			at an 11% Tender Discount
			at a 10% Tender Discount
			at a 9% Tender Discount
			at an 8% Tender Discount
D	TOTAL NUMBER OF SHARES TENDERED Add up the number of Shares in Boxes B and C and write that number in Box D.	8000	**The number of Shares in Box D must not be more than the number in Box A.**

E Please provide your contact details in case we need to speak to you about your Tender:

Contact name	Contact daytime telephone	Date
Sample Customer	(02) 9999 9999	14 / 02 / 06

F Please sign within the appropriate boxes below.

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
S. Customer		
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

G **THIS BOX G IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

☐ A$20.00 ☑ A$22.00 ☐ A$24.00 ☐ A$26.00

Tender Forms must be processed by your controlling participant by 7pm (Sydney time) on Friday, 17 February 2006

ISSUER SPONSORED HOLDER TENDERING AT BOTH SPECIFIED TENDER DISCOUNTS AND AS A FINAL PRICE TENDER (EXAMPLE ONLY)

In the example below, an Issuer Sponsored Holder has elected to tender their entire holding at a combination of Tender Discounts and as a Final Price Tender. The steps taken to complete the Tender Form were as follows:

Step 1

The number of Shares tendered as a Final Price Tender (3,000) was noted in Box B

Step 2

The number of Shares tendered at the various Tender Discounts was noted in Box C

Step 3

The total number of Shares tendered (3,000 + 1,500 + 1,000 + 500 = 6,000) was noted in Box D

Step 4

Contact details were noted in Box E

Step 5

The shareholder signed at Box F and the completed and signed Tender Form was then mailed, faxed or delivered to the Registry

---

st.george

St.George Bank Limited
ABN 92 055 513 070

Tender Form – Issuer Sponsored Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.
If you do not wish to participate in the Buy-Back, do not return this form.
Please refer to the instructions on the back of this form if you wish to participate.

Securityholder Reference Number (SRN)

Please complete the form using black ink only.
I/We tender the following Shares to St.George at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents:

A Shares that you can tender as at 29 December 2005: *6,000*

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender. *3000* as a FINAL PRICE TENDER

C Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.

1500	at a	14% Tender Discount
	at a	13% Tender Discount
	at a	12% Tender Discount
1000	at an	11% Tender Discount
	at a	10% Tender Discount
	at a	9% Tender Discount
500	at an	8% Tender Discount

D TOTAL NUMBER OF SHARES TENDERED
Add up the number of Shares in Boxes B and C and write that number in Box D. *6000*
The number of Shares in Box D must not be more than the number in Box A.

E Please provide your contact details in case we need to speak to you about your Tender Form:
Contact name: *Sample Customer* Contact daytime telephone: *(02) 9999 9999* Date: *14 / 02 / 06*

F Please sign within the appropriate boxes below.
Individual or Joint Shareholder 1: *S. Customer* Joint Shareholder 2 Joint Shareholder 3
Sole Director and Sole Company Secretary Director/Company Secretary Director

G **THIS BOX G IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

☐ A$20.00 ☐ A$22.00 ☐ A$24.00 ☐ A$26.00

Tender Forms must be received by the Registry by 7pm (Sydney time) on Friday, 17 February 2006


st.george

St.George Bank Limited
ABN 92 055 513 070

Withdrawal/Amendment Form

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.

Please refer to the instructions on the back of this form.

Tick one box only.

☐ **Withdrawal**: I/We withdraw my/our previous Tender(s) in accordance with the Buy-Back booklet (complete Box F only).

OR

☐ **Amendment**: I/We withdraw my/our previous Tender(s) in accordance with the Buy-Back booklet and wish to submit a replacement Tender(s) as set out below (complete Boxes A to G).

Please insert your name and address details

____

____

____

____

Please insert your Securityholder Reference Number (SRN) or Holder Identification Number (HIN)

A Shares that you can tender as at 29 December 2005

I/We tender the following Shares to St.George at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents:

B	Insert the number of Shares (if any) you wish to tender as a Final Price Tender.	☐☐☐☐☐☐☐☐	as a FINAL PRICE TENDER
C	Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.	☐☐☐☐☐☐☐☐	at a 14% Tender Discount
		☐☐☐☐☐☐☐☐	at a 13% Tender Discount
		☐☐☐☐☐☐☐☐	at a 12% Tender Discount
		☐☐☐☐☐☐☐☐	at an 11% Tender Discount
		☐☐☐☐☐☐☐☐	at a 10% Tender Discount
		☐☐☐☐☐☐☐☐	at a 9% Tender Discount
		☐☐☐☐☐☐☐☐	at an 8% Tender Discount
D	TOTAL NUMBER OF SHARES TENDERED Add up the number of Shares in Boxes B and C and write that number in Box D.	☐☐☐☐☐☐☐☐	**The number of Shares in Box D must not be more than the number in Box A.**

E Please provide your contact details in case we need to speak to you about your Withdrawal/Amendment Form:

Contact name	**Contact daytime telephone**	**Date**
	(　　)	/　　/

F Please sign within the appropriate boxes below.

Individual or Joint Shareholder 1	**Joint Shareholder 2**	**Joint Shareholder 3**
Sole Director and Sole Company Secretary	**Director/Company Secretary**	**Director**

G **THIS BOX G IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

☐ A$20.00　☐ A$22.00　☐ A$24.00　☐ A$26.00

Withdrawal/Amendment Forms must be received by 7pm (Sydney time) on Friday, 17 February 2006

St.George Bank Limited

ABN 92 055 513 070

Withdrawing or Amending your Tender(s)

Shareholders who have tendered their Shares into the Buy-Back and who now wish to either withdraw or amend their Tender(s) must lodge this Withdrawal/Amendment Form.

How to complete the Withdrawal/Amendment Form

The instructions below are cross-referenced to the relevant section on the front of this form. Defined terms have the same meaning as in the Buy-Back booklet. **Please complete the form using black ink only.**

Mark only one of the two boxes:

Withdrawal – Tick the "**Withdrawal**" Box if you wish to withdraw your previous Tender(s) and you do not wish to submit a new replacement Tender(s). **Please complete Box F.**

OR

Amendment – Tick the "**Amendment**" Box if you wish to amend your previous Tender(s) and submit a new replacement Tender(s). **Please complete Box A through to Box G.**



Insert the total number of Shares registered in your name as at 29 December 2005 that confer an entitlement to participate in the Buy-Back. If you wish to participate in the Buy-Back, you can offer to sell some or all of these Shares to St.George by ticking the Amendment box and following the instructions set out below. If you need to check the total number of Shares you may tender into the Buy-Back, please call the Buy-Back enquiry line on 1800 804 457 (toll free within Australia) or +61 3 9415 4024 (from outside Australia).

B

Final Price Tender
Insert the number of Shares (if any) you wish to tender as a Final Price Tender.

AND/OR

C

Tender Discount
Insert the number of Shares (if any) you wish to tender at the specified Tender Discount. You may offer to sell parcels of Shares at up to 7 different specified Tender Discounts (unless you have a Small Holding, in which case refer to the instructions for Box D below). Each parcel is a separate Tender.



After indicating the number of Shares you wish to tender as a Final Price Tender (Box B) and/or at specified Tender Discount(s) (Box C), you need to add up the number of Shares in Boxes B and C and write the total in Box D.

Note that the number of Shares in Box D must not be more than the number of Shares in Box A.

If the number of Shares in Box D is more than the number of Shares in Box A, you will be deemed to have offered only the number of Shares shown in Box A and, if you have selected more than one Tender Discount and/or a Final Price Tender, your Tender will be adjusted in the manner set out in Section 4.13 of the Buy-Back booklet.

If you hold 70 Shares or less (i.e. a Small Holding), you may only submit one Tender in respect of all of your Shares and such a Tender must be at one of the specified Tender Discounts or as a Final Price Tender.

If you hold more than 70 Shares, you may tender different parcels of Shares at one or more Tender Discounts or as a Final Price Tender.

E

Please provide your contact details in case we need to speak to you about your Withdrawal/Amendment Form.



You must sign this form in Box F. By signing and returning this Withdrawal/Amendment Form, you acknowledge that you have read and understood the Buy-Back booklet and agree to, and make an offer to sell your Shares on, the terms and conditions set out in the Buy-Back Documents (including the warranties, authorisations and undertakings set out in Section 4.10 of the Buy-Back booklet).

Individual holders	Where a holding is in one name, the registered shareholder must sign.
Joint holders	All holders must sign.
Under power of attorney	If not already noted by the Registry, an originally certified copy of the power of attorney must be sent to the Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.
Deceased estate	All executors should sign and, if not already noted by the Registry, send an originally certified copy of probate or letters of administration to the Registry.
Company	This form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

By signing this Withdrawal/Amendment Form you confirm that you are not an Excluded Foreign Person and, in particular, are not (i) a resident of Canada or (ii) tendering any Shares by means of this Withdrawal/Amendment Form for the account or benefit of a resident of Canada. Restricted Employee Shares may not be tendered into the Buy-Back.



THIS BOX G IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not be paid less than this amount for your Shares, however if the Minimum Price you select is higher than the Buy-Back Price your Shares will not be bought back. **If you complete Box G, you must also complete Box B and/or Box C. Tick no more than one Minimum Price in Box G – if you tick more than one Minimum Price, your Tender will be deemed to be conditional on the highest Minimum Price that you have specified.**

St.George will not accept Withdrawal/Amendment Forms from any person who is (or person acting on account of a person who is) a resident of Canada or any Withdrawal/Amendment Form that has been postmarked in, or otherwise appears to St.George or its agents to have been sent from, Canada.

Payment for Shares bought back

Payments will be made in Australian dollars only. St.George will dispatch payment for Shares bought back no later than 1 March 2006.

Submitting your Withdrawal/Amendment Form

CHESS Holdings

You will need to contact your controlling participant (usually your broker) in sufficient time for your controlling participant to process your Withdrawal/Amendment Form no later than 7pm (Sydney time) on 17 February 2006.
Do not send your Withdrawal/Amendment Form to the Registry.

Issuer Sponsored Holdings

Your completed Withdrawal/Amendment Form must be received no later than 7pm (Sydney time) on 17 February 2006, at:

If sending by mail	If delivering in person	If sending by facsimile
St.George Buy-Back Tender C/- Computershare Investor Services Pty Limited GPO Box 7043 Sydney NSW 2001	St.George Buy-Back Tender C/- Computershare Investor Services Pty Limited Level 3, 60 Carrington Street Sydney NSW 2000	St.George Buy-Back Tender +61 3 9473 2141

IF YOU SEND YOUR TENDER FORM BY FACSIMILE, DO NOT MAIL OR DELIVER THE ORIGINAL AS WELL.

This Withdrawal/Amendment Form relates to the St.George Buy-Back booklet dated 5 January 2006 and should be read in conjunction with that booklet.

If you require further information on how to complete this form please contact the Buy-Back enquiry line on 1800 804 457 (toll free within Australia), or +61 3 9415 4024 (from outside Australia).

Withdrawal/Amendment Forms must be received by 7pm (Sydney time) on Friday, 17 February 2006.

CONTACT DETAILS

If you have any questions in relation to the Buy-Back, please call the Buy-Back enquiry line:

- within Australia on 1800 804 457 (toll free); or
- from outside Australia on +61 3 9415 4024,

at any time between 8:30am to 5:30pm (Sydney time) Monday to Friday.


UBS
Investment
Bank

Financial Adviser


Allens Arthur Robinson

Legal Adviser

Greenwoods
& Freehills

Tax Adviser

st.georg

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	33,396
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ξ the date from which they do ξ the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ξ the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 January 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
525,898,199	Ordinary shares
3,000,000	PRYMES
3,500,000	SAINTS
4,018	Redeemable preference borrower share
254,372	Redeemable preference depositor share
4	Perpetual Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 17/01/06

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
ST. GEORGE BANK LIMITED

ACN/ABN
92 055 513 010

Corporate key
99285736

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
ELEANOR HUTTON

ASIC registered agent number (if applicable)
14475

Telephone number
02 9236 2832

Postal address
LEVEL 8, 182 GEORGE STREET
SYDNEY NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
MICHAEL BOWAN

Capacity
☐ Director
☑ Company secretary

Signature

Date signed
1 7 / 0 1 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☑ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	4,482,131	$28.38	NIL
ORD	37,888	NIL	NIL
ORD	33,396	NIL	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

20/12/05

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		525,898,199	F/P	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

20/12/05

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

ASIC registered agent number 14475

lodging party or agent name ST. GEORGE BANK LIMITED

office, level, building name **or** PO Box no.

street number & name

suburb/city state/territory postcode

telephone ( )

facsimile ( )

DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name ST. GEORGE BANK LIMITED

A.C.N. 92 055 513 070

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	37,888	20/12/2005
ORD	33,396	10/01/2006

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /

parties to the contract

nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /

parties to the contract

nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules

☐ The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.

or

☐ The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property.

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	**$**

☒ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details: SHARES ISSUED TO ST. GEORGE BANK LIMITED STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE SHARE PLAN APPROVED BY SHAREHOLDERS AT THE ST. GEORGE BANK LIMITED ANNUAL GENERAL MEETING HELD ON 3 FEBRUARY 1998.

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I certify that the information in this form is true and complete.

print name MICHAEL BOWAN 17/01/06 capacity

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- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

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